Exhibit 99.2

ENTRÉE RESOURCES LTD.

NOTICE OF ANNUAL GENERAL MEETING

June 16, 2022

Notice is hereby given that the annual general meeting (the “Meeting”) of shareholders of Entrée Resources Ltd. (the “Company”) will be held as a virtual format meeting via audio conference on Thursday, June 16, 2022, at the hour of 10:30 am (local time in Vancouver, BC) for the following purposes:

1.	To receive the annual financial statements of the Company for its financial year ended December 31, 2021 and the auditor’s report thereon;
2.	To determine the number of directors at six;
3.	To elect directors for the ensuing year; and
4.	To re-appoint Davidson & Company LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing financial year and to authorize the directors to set the auditor’s remuneration.

In consideration of the health and safety of our shareholders, employees, directors, stakeholders and broader community, the Meeting will be held in a virtual format via audio conference. Shareholders and proxyholders will not be able to physically attend the Meeting. All shareholders will have an opportunity to listen to the Meeting, and registered shareholders and duly appointed proxy holders will be permitted to ask questions and vote in person at the Meeting by dialing 1-800-319-4610 (toll free North America) or +1-604-638-5340 (International) on Thursday, June 16, 2022, at 10:30 am Vancouver time (PDT) and asking to join the Company’s call.

All shareholders are encouraged to vote before the Meeting by completing the accompanying form of proxy (“Proxy”) or voting instruction form and returning it in the manner and by the date and time specified in the instructions provided therein. Registered shareholders who have previously submitted a Proxy for the Meeting may still attend and listen to the Meeting, but not vote in person at the Meeting.

The accompanying Proxy is solicited by management of the Company.

If your shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer or other financial institution), you should carefully follow the instructions provided by your nominee to ensure your vote is counted.

DATED at Vancouver, British Columbia, this 12th day of May, 2022.

BY ORDER OF THE BOARD

“Stephen Scott”
Stephen Scott
President and Chief Executive Officer

The securityholder materials are being sent to both registered and non-registered shareholders. If you are a non-registered shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (a) delivering these materials to you; and (b) executing your proper voting instructions. Please return your voting instructions as specified in the voting instruction form.

Information Circular

for the

Annual General Meeting

of

ENTRÉE RESOURCES LTD.

to be held on

THURSDAY, JUNE 16, 2022

INFORMATION CIRCULAR

ENTRÉE RESOURCES LTD.
Suite 1650 - 1066 West Hastings Street
Vancouver, British Columbia, Canada V6E 3X1
Website: http://www.EntreeResourcesLtd.com

(all information as at May 12, 2022 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies being made by the management of Entrée Resources Ltd. (“Entrée” or the “Company”) for use at the annual general meeting of the Company’s shareholders (the “Meeting”) to be held on Thursday, June 16, 2022 at the time and place and for the purposes set forth in the accompanying notice of meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. All costs of this solicitation will be borne by the Company.

Due to the continually evolving global COVID-19 pandemic and in consideration of the health and safety of our shareholders, employees, directors, stakeholders and broader community, the Meeting will be held in a virtual format via audio conference. Shareholders and proxyholders will not be able to physically attend the Meeting. All shareholders will have an opportunity to listen to the Meeting, and registered shareholders and duly appointed proxy holders will be permitted to ask questions and vote at the Meeting by dialing 1-800-319-4610 (toll free North America) or +1-604-638-5340 (International) on Thursday, June 16, 2022, at 10:30 am Vancouver time (PDT) and asking to join the Company’s call.

All shareholders are encouraged to vote before the Meeting by completing the accompanying form of proxy (“Proxy”) or voting instruction form (“VIF”) and returning it in the manner and by the date and time specified in the instructions provided therein. Registered shareholders who have previously submitted a Proxy for the Meeting may still attend and listen to the Meeting, but not vote in person at the Meeting.

MAILING OF INFORMATION CIRCULAR

This Information Circular is being mailed together with a notice of meeting, request card and Proxy or VIF (collectively, the “Meeting Materials”), in accordance with applicable laws, except to those shareholders who requested the information to be delivered by electronic mail. We are not sending Meeting Materials using notice and access this year. If you are a shareholder and you wish to receive the Company’s annual financial statements and/or interim financial statements and the accompanying management’s discussion and analysis (“MD&A”) thereon, please complete and return the request card included in the Meeting Materials.

VOTING OPTIONS

We are holding the Meeting in a virtual format via audio conference this year to proactively deal with the potential issues arising from the impact of the COVID-19 pandemic and to limit and mitigate risks to the health and safety of our shareholders, employees, directors, stakeholders and our broader community.

There are different ways to submit your voting instructions, depending on whether you are a registered or beneficial shareholder. All shareholders are encouraged to vote before the Meeting by completing a Proxy or VIF in accordance with the instructions provided therein. Beneficial shareholders should also carefully follow all instructions provided by their intermediaries to ensure that their shares are voted at the Meeting.

Registered shareholders and duly appointed proxyholders who which to attend and vote in person at the virtual Meeting must be connected to the audio conference at all times during the Meeting in order to vote when required. It is your responsibility to ensure connectivity to the audio conference for the duration of the Meeting. You should allow ample time to check into the Meeting and complete any related procedures as directed.

Registered Shareholders

You are a registered shareholder if you have your shares registered in your name.

Registered shareholders and duly appointed proxy holders will be able to attend, participate and vote at the Meeting by dialing 1-800-319-4610 (toll free North America) or +1-604-638-5340 (International) on Thursday, June 16, 2022, at 10:30 am Vancouver time (PDT) and asking to join the Company’s call.

Registered shareholders are encouraged to vote on the matters before the Meeting in advance of the Meeting by reading the notes to the Proxy and completing and returning the Proxy to Computershare Investor Services Inc. (“Computershare”) in the manner specified in the notes to the Proxy, no later than 10:30 am Vancouver time (PDT) on June 14, 2022. Registered shareholders who have previously submitted a Proxy for the Meeting may still attend and listen to the Meeting, but not vote in person at the Meeting.

Registered shareholders who wish to appoint a third-party proxy holder to represent them at the Meeting must submit their duly completed proxy form and register the proxy holder. See “Voting by Proxy” below.

If you are a registered shareholder and you plan to attend the virtual Meeting via audio conference and vote in person, you DO NOT need to complete and return the Proxy. Your vote will be taken and counted at the Meeting.

Non-Registered Holders

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.

Most shareholders of the Company are beneficial shareholders (“Non-Registered Holders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their shares. More particularly, a person is a Non-Registered Holder in respect of shares which are held on behalf of the person: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

There are two kinds of Non-Registered Holders - those who object to their name being made known to the Company (objecting beneficial owners or “OBOs”) and those who do not object to the Company knowing who they are (non-objecting beneficial owners, or “NOBOs”).

The Company takes advantage of certain provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), which permit the Company to directly deliver the Meeting Materials to NOBOs who have not waived the right to receive them. As a result, NOBOs can expect to receive the Meeting Materials, including a scannable VIF, from the Company’s agent, Broadridge Financial Solutions, Inc. (“Broadridge”). These VIFs are to be completed and returned to Broadridge in accordance with the instructions on the VIF. Broadridge is required to follow the voting instructions properly received from NOBOs. Broadridge will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions to the Company’s transfer agent, Computershare, with respect to the common shares represented by the VIFs that they receive.

NOBOs should carefully follow the instructions on the enclosed VIF, including those regarding when and where to complete the VIF that is to be returned to the Company’s agent, Broadridge. NOBOs can send their voting instructions by phone or by mail or through the internet.

If you are a NOBO and you plan to attend the Meeting and vote in person, insert your name (or the name of the person that you wish to attend and vote on your behalf) in the blank space provided for that purpose on the VIF provided by Broadridge, and return the completed VIF to Computershare or send to the Company or Computershare a written request that you or your nominee be appointed as proxy holder. If management is holding a proxy with respect to the shares you beneficially own, the Company must arrange, without expense to you, to appoint you or your nominee as proxy holder in respect of those shares. Under NI 54-101, unless corporate law does not allow it, if you or your nominee is appointed as a proxy holder by the Company in this manner, you or your nominee, as applicable, must be given the authority to attend, vote and otherwise act for and on behalf of management in respect of all matters that come before the Meeting and any adjournment or postponement of the Meeting. If the Company receives your instructions at least one business day before the deadline for the submission of proxies, the Company is required to deposit the proxy within that deadline, in order to appoint you or your nominee as proxy holder. If you request that you or your nominee be appointed as proxy holder, you or your appointed nominee, as applicable, will need to attend the virtual Meeting in person via audio conference in order for your vote to be counted.

In accordance with the requirements of NI 54-101, the Company has distributed copies of the Meeting Materials to the Intermediaries for onward distribution to OBOs. Intermediaries are required to forward the Meeting Materials to OBOs unless in the case of certain proxy-related materials, the OBO has waived the right to receive them. Very often, Intermediaries use service companies to forward the Meeting Materials to OBOs. With those Meeting Materials, Intermediaries or their service companies should provide OBOs with a “request for voting instruction form” which, when properly completed and signed by the OBO and returned to the Intermediary or service company, will constitute voting instructions which the Intermediary must follow. The purpose of this procedure is to permit OBOs to direct the voting of the common shares of the Company that they beneficially own.

OBOs should sign and date the request for voting instruction form that your Intermediary sends to you, and follow the instructions for returning the form. Your Intermediary is responsible for properly executing your voting instructions. The Company will pay for your Intermediary to deliver the Meeting Materials and the request for voting instruction form to you.

If you are an OBO and you wish to attend the Meeting and vote in person, insert your name (or the name of the person you want to attend and vote on your behalf) in the blank space provided for that purpose on the request for voting instructions form and return it to your Intermediary or send your Intermediary a written request that you or your nominee be appointed as proxy holder. Your Intermediary is required under NI 54-101 to arrange, without expense to you, to appoint you or your nominee as proxy holder in respect of your shares. Under NI 54-101, unless corporate law does not allow it, if your Intermediary makes an appointment in this manner, you or your nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of your Intermediary (who is the registered shareholder) in respect of all matters that come before the Meeting and any adjournment or postponement of the Meeting. An Intermediary who receives your instructions at least one business day before the deadline for submission of proxies is required to deposit the proxy within that deadline, in order to appoint you or your nominee as proxy holder. If you request that your Intermediary appoint you or your nominee as proxy holder, you or your appointed nominee, as applicable, will need to attend the virtual Meeting in person via audio conference in order for your vote to be counted.

VOTING BY PROXY

If you are a registered shareholder and you do not wish to attend the virtual Meeting via audio conference, you can appoint someone to attend and vote your shares as your proxy holder.

Accompanying this Information Circular is a form of proxy for use at the Meeting (the “Proxy”).

The individuals named in the Proxy are directors or officers of the Company. A REGISTERED SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR AND ON THE REGISTERED SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. A Proxy will not be valid unless it is completed, dated and signed and delivered to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting. Proxies received after such time may be accepted or rejected by the chair of the Meeting in the chair’s sole discretion. If you have sent in your Proxy, you MAY NOT vote in person at the Meeting unless you have properly revoked your Proxy.

Complete the Proxy to appoint your proxy holder. The named persons on the Proxy will vote on your behalf at the Meeting. If you appoint a proxy holder other than the named persons, that proxy holder must attend and vote at the Meeting for your vote to be counted.

A Proxy will not be valid unless it is signed by the registered shareholder or by the registered shareholder’s attorney duly authorized in writing. If you are the representative of a registered shareholder that is a corporation or association, the Proxy should bear the seal of the corporation or association, and must be executed by an officer or an attorney duly authorized in writing. If the Proxy is executed by an attorney for an individual registered shareholder or by an officer or attorney of a registered shareholder that is a corporation or association, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

All common shares represented at the Meeting by properly executed Proxies will be voted (including on any ballot) or withheld from voting in accordance with your instructions as a registered shareholder. On the Proxy you can specify how you want your proxy holder to vote your shares, or you can allow the proxy holder to decide for you. If you, as a registered shareholder, specify a choice on the Proxy with respect to any matter to be acted upon, your shares will be voted in accordance with your instructions as specified in the Proxy you deposit.

If you appoint the officers or directors set out in the Proxy (the management designees) and do not specify how you want your shares voted, your shares will be voted FOR all of the matters set out in the accompanying notice of meeting.

The enclosed Proxy, when properly signed and delivered and not revoked, confers discretionary authority upon the persons appointed proxy holders thereunder to vote with respect to any amendments or variations of matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, then the management designees if named as your proxy holders intend to vote in accordance with the judgement of management.

REVOCATION OF PROXIES

A registered shareholder who has given a Proxy may revoke it by sending a new completed Proxy with a later date, or a written note signed by the registered shareholder or by the registered shareholder’s attorney duly authorized in writing. A registered shareholder can also revoke a Proxy in any manner permitted by law. If you are a representative of a registered shareholder that is a corporation or association, the written note should bear the seal of the corporation or association and must be executed by an officer or by an attorney duly authorized in writing. To be effective, the written note must be deposited with Computershare at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or, as to any matter in respect of which a vote has not already been cast pursuant to such Proxy, with the chair of the Meeting on the day of the Meeting, or any adjournment of it. Only registered shareholders have the right to revoke a Proxy. NOBOs that wish to change their vote must in sufficient time in advance of the Meeting contact Broadridge to arrange to change their vote. OBOs who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out above.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 196,803,260 fully paid and non-assessable common shares without par value, each share carrying the right to one vote on all matters to be acted upon at the Meeting.

Any shareholder of record at the close of business on Thursday, May 12, 2022 who either personally attends the virtual Meeting via audio conference or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, will be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Company, the only persons who, or corporations which, beneficially own, or control or direct, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company are:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Rio Tinto International Holdings Limited	31,981,129(1)	16.3%
Sandstorm Gold Ltd. (“Sandstorm”)	49,672,515	25.2%
(1)	Rio Tinto International Holdings Limited (“Rio Tinto”) holds 17,441,796 common shares directly. It also has a beneficial interest in 14,539,333 common shares held by Turquoise Hill Resources Ltd. (“Turquoise Hill”).

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution setting the number of directors of the Company at six for the ensuing year.

ELECTION OF DIRECTORS

Majority Voting Policy

The board of directors (the “Board”) adopted a majority voting policy in May 2013. If the number of shares “withheld” from voting for the election of a nominee is greater than the number of shares voted “for” his or her election, the director must submit his or her resignation to the Non-Executive Chair of the Board promptly after the shareholders’ meeting. The Corporate Governance and Nominating Committee of the Board (the “CGNC”) will consider the resignation and will recommend to the Board whether or not to accept it. The Board will accept the resignation in question unless, after considering the recommendations of the CGNC, including the factors considered by the CGNC and any other factors that the members of the Board consider relevant, the Board determines that exceptional circumstances exist, which warrant rejection of the resignation. The Board will make its decision as to whether to accept or reject the resignation in question within 90 days following the meeting of shareholders. The Company will promptly announce the Board’s decision in a press release, including any reasons for the Board not accepting a resignation, and will file a copy of the press release with the Toronto Stock Exchange (“TSX”). The policy does not apply if there is a contested director election or where the election involves a proxy battle.

Advance Notice Provisions

At the Company’s annual general meeting of shareholders held on June 27, 2013, shareholders confirmed the alteration of the Company’s Articles by the addition of advance notice provisions as Part 14B (the “Advance Notice Provisions”). The Advance Notice Provisions: (i) facilitate an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensure that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees; and (iii) allow shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

The Advance Notice Provisions provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company. Only persons who are eligible under the Business Corporations Act (British Columbia) (the “Business Corporations Act”) and who are nominated in accordance with the following procedures set forth in the Advance Notice Provisions shall be eligible for election as directors of the Company. At any annual general meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors, nominations of persons for election to the Board may be made only: (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a “proposal” made in accordance with Part 5, Division 7 of the Business Corporations Act, or pursuant to a requisition of the shareholders made in accordance with section 167 of the Business Corporations Act; or (c) by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for in the Advance Notice Provisions and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such ownership that is satisfactory to the Company, acting reasonably; and (B) who complies with the notice procedures set forth in the Advance Notice Provisions. The Company has calculated that the deadline for complying with the notice procedures set forth in the Advance Notice Provisions is May 17, 2022.

Nominees

The term of office of each of the present directors expires at the Meeting. The Board has directed that the persons named below be presented for election at the Meeting as its nominees. The Board does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act.

The following are the Board’s nominees for election as directors, including the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Company, their present principal occupations and the number of common shares of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by each nominee.

For the purposes of disclosing positions held in the Company, “Company” includes the Company and any parent or subsidiary thereof. Unless otherwise stated, any nominees named below not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years. The information as to country of residence, principal occupation and number of shares beneficially owned, or controlled or directed, directly or indirectly by the nominees is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Unless otherwise stated, all information is as at May 12, 2022.

Teresa Conway, 64 British Columbia, Canada Nominee Other Public Company Directorships: Eldorado Gold Corporation Altius Minerals Corporation	Ms. Conway is a former executive with 25 years of experience in the North American energy markets. She was most recently the President and CEO of Powerex (2005 - 2017), and prior to that, she was CFO. She was also with PriceWaterhouse Coopers and her primary focus was mining. Ms. Conway holds a BBA from Simon Fraser University and is a Chartered Professional Accountant (CPA, CA). In addition, Ms. Conway has the designation ICD.D from the Institute of Corporate Directors. Ms. Conway also serves on the Board of Directors of Eldorado Gold Corporation and Altius Minerals Corporation.
Meetings Attended since January 1, 2021
N/A
Committee Meetings Attended since January 1, 2021
N/A
Common Shares Beneficially Owned, Controlled or Directed:
Nil
Common Share Purchase Warrants Beneficially Owned, Controlled or Directed:
	Number of Warrants	Exercise Price	Expiry Date
Nil

Alan Edwards, 64

Arizona, U.S.A.

Independent Director since March 8, 2011

Other Public Company Directorships:

Americas Gold and Silver Corporation

Orvana Minerals Corp.

Arizona Sonoran Copper Company Inc.

Mr. Edwards has been a director of the Company since March 8, 2011.

Mr. Edwards has more than 35 years of diverse mining industry experience. He is a graduate of the University of Arizona, where he obtained a Bachelor of Science Degree in Mining Engineering and an MBA (Finance). Mr. Edwards is currently the President of AE Resources Corp., an Arizona based company. Mr. Edwards is a director of Americas Gold and Silver Corporation, Orvana Minerals Corp., and Arizona Sonoran Copper Company Inc. He formerly led Oracle Mining Corporation (CEO), Copper One Inc. (President and CEO), Frontera Copper Corporation (President & CEO) and Apex Silver Corporation (EVP and COO). Mr. Edwards has previously held the positions of Non-Executive Chairman of the Boards for Tonogold Resources Inc., Mason Resources Corp. (until its acquisition by Hudbay Minerals Inc.), Rise Gold Corp., AQM Copper Inc. (until its acquisition by Teck Resources Ltd.) and AuRico Gold Inc. Mr. Edwards began his career at Phelps Dodge Mining Company in Ajo, Arizona.

Meetings Attended since January 1, 2021
Board	7/7	100%
Committee Meetings Attended since January 1, 2021
Compensation	2/2	100%
Corporate Governance & Nominating	4/4	100%
Technical	1/1	100%
Common Shares Beneficially Owned, Controlled or Directed:
967,520
Common Share Purchase Warrants Beneficially Owned, Controlled or Directed:
Number of Warrants	Exercise Price	Expiry Date
37,500	C$0.60	September 13, 2023

Allan Moss, 72 British Columbia, Canada Independent Director since April 12, 2022 Other Public Company Directorships: None

Mr. Moss has been a director of the Company since April 12, 2022.

Mr. Moss has more than 40 years global experience in technical aspects of mining, the last 20 years of which has been focused on block caving. He has been the President of Sonal Mining Technology Inc. (“Sonal”), a company providing technical advice to the caving industry, since 2016. Mr. Moss currently acts as an independent technical advisor to several companies involved in caving, including Newcrest Mining and Freeport McMoRan.

Prior to Sonal, Mr. Moss held a range of senior technical management and advisory positions with the Rio Tinto Copper group with a focus on underground mining. Mr. Moss is a Chartered Engineer (UK), a registered Eur. Ing (EU) and an adjunct professor at the University of British Columbia teaching caving practices.

	Meetings Attended since January 1, 2021(1)
	Board	1/1	100%
	Committee Meetings Attended since January 1, 2021(1)
	N/A
	Common Shares Beneficially Owned, Controlled or Directed:
	Nil
	Common Share Purchase Warrants Beneficially Owned, Controlled or Directed:
	Number of Warrants	Exercise Price	Expiry Date
	Nil
(1)	Mr. Moss was appointed a member of the Board and the Technical Committee on April 12, 2022. One Board meeting and no Technical Committee meetings have taken place since the date of Mr. Moss’s appointment.

Michael Price, 66 London, United Kingdom Independent Director since February 5, 2018 Other Public Company Directorships: Galiano Gold Inc.

Dr. Price has been a director of the Company since February 5, 2018.

Dr. Price has over 40 years of experience in mining and mining finance. He is currently a Non-Executive Director of Galiano Gold Inc. and is the London Representative of Resource Capital Funds. During his career, Dr. Price has served as Managing Director, Joint Global Head of Mining and Metals, Barclays Capital, Managing Director, Global Head of Mining and Metals, Societe Generale and Head of Resource Banking and Metals Trading, NM Rothschild and Sons. Dr. Price has B.Sc. and Ph.D. qualifications in Mining Engineering from University College Cardiff and he has a Mine Manager’s Certificate of Competency (South Africa).

	Meetings Attended since January 1, 2021
	Board	7/7	100%
	Committee Meetings Attended since January 1, 2021
	Audit	6/6	100%
	Technical	1/1	100%
	Common Shares Beneficially Owned, Controlled or Directed:
	70,000
	Common Share Purchase Warrants Beneficially Owned, Controlled or Directed:
	Number of Warrants	Exercise Price	Expiry Date
	35,000	C$0.60	September 13, 2023

Paula Rogers, 53 British Columbia, Canada Nominee Other Public Company Directorships: Diversified Royalty Corp. Copper Mountain Mining Corporation Argonaut Gold Inc.

Ms. Rogers has over 25 years of experience working with international public companies, with a special focus on debt and equity-based project financing in the mining industry, corporate governance, financial reporting, and tax strategy.  Ms. Rogers has been an officer of several public companies including Chief Financial Officer of Castle Peak Mining Ltd., Vice President and Treasurer of Goldcorp Inc. and Treasurer of Wheaton River Minerals Ltd., where she was responsible for the financing and tax structuring of several significant transactions. She also held various senior finance positions in corporate reporting, tax, and treasury at Finning International Inc. over a period of nine years. Currently, Ms. Rogers is Chair of Diversified Royalty Corp., and also serves on the board of directors of Copper Mountain Mining Corporation and Argonaut Gold Inc.

Ms. Rogers graduated from the University of British Columbia with a Bachelor of Commerce degree and holds a Chartered Professional Accountant, Chartered Accountant designation.

Meetings Attended since January 1, 2021
N/A
Committee Meetings Attended since January 1, 2021
N/A
Common Shares Beneficially Owned, Controlled or Directed:
Nil
Common Share Purchase Warrants Beneficially Owned, Controlled or Directed:
	Number of Warrants	Exercise Price	Expiry Date
Nil

Stephen Scott, 61 British Columbia, Canada Executive Director since April 1, 2016 Other Public Company Directorships: Atalaya Mining plc Victoria Gold Corp.

Mr. Scott was appointed to the position of Interim Chief Executive Officer on November 16, 2015. He was appointed to the positions of President, Chief Executive Officer and director on April 1, 2016.

Mr. Scott has over 30 years of global experience in all mining industry sectors. Before joining the Company, he was the President of Minenet Advisors. Between 2000 and 2014, Mr. Scott held various global executive positions with Rio Tinto including General Manager Commercial, Rio Tinto Copper and President and Director of Rio Tinto Indonesia. He is an experienced public company director having served as an independent director on the boards of a number of TSX and AIM listed public mining companies. Mr. Scott holds a Bachelor of Business and Graduate Certificate in Corporate Secretarial Practises from Curtin University in Western Australia.

	Meetings Attended since January 1, 2021
	Board	7/7	100%
	Committee Meetings Attended since January 1, 2021
	Technical	1/1	100%
	Common Shares Beneficially Owned, Controlled or Directed:
	1,085,606
	Common Share Purchase Warrants Beneficially Owned, Controlled or Directed:
	Number of Warrants	Exercise Price	Expiry Date
	50,000	C$0.60	September 13, 2023

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed below, none of the proposed directors:

(a)	are, as at the date of this Information Circular, or have been, within ten years before the date of this Information Circular, a director, Chief Executive Officer (“CEO”) or Chief Financial Officer (“CFO”) of any company that:
i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, CEO or CFO; or
ii)	was subject to an order that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO;
(b)	are, as at the date of this Information Circular, or has been within ten years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	have, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed trustee.

Alan Edwards, a director of the Company, was Chairman of the Board of Oracle Mining Corp. (“Oracle”) until his resignation effective February 15, 2015. On December 23, 2015, Oracle announced that the Superior Court of Arizona had granted the application of Oracle’s lender to appoint a receiver and manager over the assets, undertaking and property of Oracle Ridge Mining LLC.

In addition, none of the proposed directors has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee as director.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular, “executive officer” of the Company means an individual who at any time during the year was the Chair, or a Vice-Chair or President of the Company; any Vice President in charge of a principal business unit, division or function including sales, finance or production; and any individual who performed a policy-making function in respect of the Company.

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

1.	a CEO;
2.	a CFO;
3.	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000 for that financial year; and
4.	any individual who would be a NEO under paragraph (3) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

As at December 31, 2021, the end of the most recently completed financial year of the Company, the Company had three NEOs.

Compensation Discussion and Analysis

The Compensation Committee of the Board typically meets in the fall of each year to discuss and determine the recommendations that it will make to the Board regarding executive officer compensation. The general objectives of the Company’s compensation strategy are to (a) compensate executive officers in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; (c) provide a compensation package that is commensurate with other comparable companies to enable the Company to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account the fact that the Company is without a history of earnings, current market and industry circumstances and the Company’s ability to raise capital.

In the course of its annual compensation evaluation, the Compensation Committee considers, among such other factors as it may deem relevant, the CEO’s recommendations with respect to compensation of other executive officers, the extent to which corporate goals have been achieved, the Company’s overall performance, awards given to executive officers in prior years, and general market conditions and economic outlook.

The Compensation Committee considers three elements of compensation - a base salary for the next financial year, a discretionary cash bonus to reward superior performance, and grants pursuant to the Company’s long-term security-based compensation arrangements. Base salary comprises the portion of executive compensation that is fixed, whereas discretionary cash bonuses and security-based compensation represent compensation that is “at risk” depending on whether the executive officer is able to meet or exceed his or her applicable performance expectations, and overall performance of the Company. No specific formula has been developed to assign a specific weighting to each of these components. Rather, the Compensation Committee focuses on ensuring that the total compensation package for each executive officer meets the general objectives of the Company’s compensation strategy.

Base salary is used to provide executive officers a set amount of money during the year with the expectation that each executive officer will perform his or her responsibilities to the best of his or her ability and in the best interests of the Company. Generally, the Compensation Committee makes recommendations regarding each executive officer’s base salary for the upcoming year after taking multiple factors into account, including the overall performance of the Company, general market performance and economic outlook, base salaries paid to executive officers of comparable companies, the performance of the executive officer, and the executive officer’s experience level and responsibilities.

The granting of incentive stock options and deferred share units (“DSUs”) provides a link between executive officer compensation and the Company’s share price. It also rewards management for achieving results that improve Company performance and thereby increase shareholder value. Stock options and/or DSUs are generally granted to executive officers on an annual basis. In making a determination as to whether a grant of long-term incentive stock options and/or DSUs is appropriate, and if so, the number of options and/or DSUs that should be awarded, the Compensation Committee will consider, among such other factors as it may deem relevant, the value in securities of the Company that the Compensation Committee intends to award as compensation, current and expected future performance of the executive officer, the potential dilution to shareholders and the cost to the Company, previous awards made to the executive officer and the limits imposed by the terms of the Company’s Stock Option Plan (the “Stock Option Plan”) and Deferred Share Unit Plan (the “DSU Plan”) and the TSX. The Company considers the granting of incentive stock options and DSUs to be a particularly important element of compensation as it allows the Company to encourage and reward each executive officer’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury. The terms and conditions of the Company’s stock option and DSU grants, including vesting provisions, are determined by the Board at the time of grant, subject to the limits imposed by the terms of the Stock Option Plan and DSU Plan, as applicable.

Finally, the Compensation Committee will consider whether it is appropriate and in the best interests of the Company to award a discretionary cash bonus to executive officers and if so, in what amount. The extent to which management has achieved goals for the year will be evaluated by the Compensation Committee and the Board, and the actual amount of discretionary cash bonuses that will be paid out, if any, will be recommended by the Compensation Committee and approved by the Board in its discretion based upon that evaluation.

The Company operates in a very competitive industry and competes with other companies for the recruitment and retention of qualified employees. The Company’s business requires specialized skills and knowledge in the areas of geology and engineering, strategic planning, joint ventures, corporate finance, government relations, financial modelling, accounting, compliance, regulatory matters, negotiation and drafting of agreements, sustainability, and corporate governance, among others. Therefore, it is important that the Company provide competitive compensation to attract and retain such talent.

Compensation and Assessments

In December 2018, the Compensation Committee met to discuss executive officer compensation and determined that there should be no changes to NEO salaries for 2019. The Compensation Committee recommended to the Board that a cash bonus of up to C$200,000 be paid to Mr. Scott if the Company completes a fundamental transaction by December 31, 2019, or such later date as may be approved by the Board. The Board approved the Compensation Committee’s recommendation and also directed the Compensation Committee to establish a separate bonus pool from which discretionary cash bonuses may be allocated and distributed to other executive officers (excluding the CEO) if the Company completes a fundamental transaction by December 31, 2019, or such later date as may be approved by the Board. In September 2019, the Board approved a separate bonus pool for executive officers (excluding the CEO) of up to C$150,000. In December 2019, the Board extended the date by which a fundamental transaction must be completed to December 31, 2020.

In December 2019, the Compensation Committee met to discuss executive officer compensation and recommended modest salary increases for Mr. Scott (5.23% increase to C$342,000 per annum), Mr. Lo (3.47% increase to C$155,200 per annum based on 65% full time equivalent (“FTE”)) and Ms. McLeod (5.15% increase to C$265,000 per annum) effective January 1, 2020. In determining that salary increases were appropriate, the Board noted that Ms. McLeod had not had a salary increase since January 1, 2015, and Mr. Scott and Mr. Lo had not had salary increases since they commenced employment in 2016. The Board also approved the Compensation Committee’s recommendation to award a discretionary cash bonus of C$22,000 to Mr. Scott, C$11,000 (based on 65% FTE) to Mr. Lo, and C$17,000 to Ms. McLeod for their work in 2019.

The Board also extended the date by which a fundamental transaction must be completed for the purposes of the bonus pools to December 31, 2020.

In December 2020, the Compensation Committee met to discuss executive officer compensation and did not recommend salary increases for the NEOs for 2021 but did recommend the award of discretionary cash bonuses to the NEOs for their work in 2020, including the completion of a non-brokered private placement. The Board approved the Compensation Committee’s recommendation to award a discretionary cash bonus of C$50,000 to Mr. Scott, C$25,000 (based on 65% FTE) to Mr. Lo, and C$30,000 to Ms. McLeod.

The Compensation Committee also recommended that the bonus pool established for Mr. Scott in the event the Company completes a fundamental transaction be rolled into and included in the bonus pool for the other NEOs and that the size of the bonus pool be increased to C$700,000. The Board accepted the Compensation Committee’s recommendation and extended the date by which a fundamental transaction must be completed to December 31, 2021.

In 2020, the Compensation Committee asked external counsel to draft the DSU Plan, to promote the alignment of interests between directors, officers, employees and consultants (“Designated Participants”) and shareholders of the Company, assist the Company in attracting, retaining and motivating Designated Participants, and provide a compensation system for Designated Participants that is reflective of the responsibility, commitment and risk accompanying their management role over the medium term. On the recommendation of the Compensation Committee, the Board adopted and approved the DSU Plan subject to shareholder approval. The Compensation Committee also recommended, and the Board approved, DSU grants to the NEOs, provided that the DSUs could not vest or be redeemed prior to the Company obtaining shareholder approval of the DSU Plan and ratification of the DSU grants. Shareholders approved the DSU Plan and ratified the DSU grants at the annual general meeting held on June 10, 2021.

In October 2021, the Compensation Committee retained Compensation Governance Partners Inc. (“CGP”) to prepare an Executive Compensation Benchmarking and Director Compensation Review to assist the Compensation Committee in its assessment of the adequacy of compensation for the Company’s executive officers and non-executive directors. In doing so, the Compensation Committee noted that it had not retained an outside advisor to assist the Compensation Committee in the review of compensation arrangements for the Company’s executive officers and non-executive directors since August 2013. The Compensation Committee also noted that executive salaries have not changed over the last five years (other than in 2020 when salaries increased by ~5%), that the executive officers are all highly experienced and are valuable contributors to the business of the Company, and it is in the Company’s best interest to ensure that executive compensation is in line with current market practices.

CGP benchmarked the current compensation arrangements of the Company’s NEOs using a job match and job rank methodology against a peer group of mining companies developed in consultation with the Compensation Committee. The peer group of mining companies was developed having regard to the following criteria: the quality and type of asset or interest held by the company; the stage of development of the project; geopolitical and other risks and challenges faced by the company; market capitalization and factors influencing market capitalization; and trailing twelve-month revenues. The following companies are in the peer group developed by CGP in consultation with the Compensation Committee:

Adventus Mining Corporation	Great Panther Mining Limited
Americas Gold and Silver Corporation	Integra Resources Corp.
Amerigo Resources Ltd.	Nova Royalty Corp.

Bear Creek Mining Corporation	Platinum Group Metals Ltd.
Cornerstone Capital Resources Inc.	Sabina Gold and Silver Corp.
EMX Royalty Corporation	Steppe Gold Ltd.
Erdene Resource Development Corporation	Trilogy Metals Inc.
Excelsior Mining Corp.	Troilus Gold Corp.
Gold Standard Ventures Corp.

In December 2021, the Compensation Committee reviewed the results of the Executive Compensation Benchmarking, which indicated that NEO salaries were well below the 50th percentile for the peer group. In addition to the Executive Compensation Benchmarking, the Compensation Committee looked at factors such as the performance of the NEOs, their levels of experience, the size of the management team, the Company’s treasury, the current competitive job market, erosion of value due to rising levels of inflation and taxation, and the Company’s commitment to fiscal responsibility, when considering NEO base salaries for 2022. After receiving input from the CEO with respect to base salaries for the other executive officers, the Compensation Committee recommended to the Board that effective January 1, 2022, Mr. Scott’s salary be increased by 28.65% to C$440,000 per annum, Mr. Lo’s salary be increased by 23.71% to C$192,000 per annum based on 65% FTE, and Ms. McLeod’s salary be increased by 21.89% to C$323,000 per annum. The Compensation Committee also recommended to the Board that a discretionary cash bonus of C$80,000 be awarded to Mr. Scott, C$32,000 (based on 65% FTE) be awarded to Mr. Lo, and C$40,000 be awarded to Ms. McLeod for their work in 2021. The Compensation Committee further recommended that the date by which a fundamental transaction must be completed for the purposes of the NEO bonus pool be extended to December 31, 2022. The Board adopted and approved the Compensation Committee’s recommendations.

The Compensation Committee also annually recommends, and the Board approves, security-based compensation grants (incentive stock options and/or DSUs) for executive officers as a means of rewarding performance without depleting the Company’s treasury.

The Board can exercise discretion to award compensation absent attainment of corporate goals or to reduce or increase the size of any award. The Board did not exercise this discretion in 2021 with respect to any NEO.

In the course of conducting its annual review of compensation, the Compensation Committee considers the implications and risks associated with the Company’s executive compensation policies, philosophy and practices. As discussed above, the Compensation Committee follows an overall compensation model which ensures that an adequate portion of overall compensation for executive officers is “at risk” and only realized through the performance of the Company over both the short-term and long-term. The Compensation Committee reviews the model to ensure that there are sufficient features to mitigate the incentive for excessive risk taking. Some of the key risk mitigating features include:

•	balanced design, between fixed and variable pay and between short-term and long-term incentives;
•	consistent program design among all executive officers and within the Company as a whole; and
•	a greater reward opportunity derived from long-term incentives compared to short-term incentives, creating a greater focus on sustained performance over time.

The Company does not permit its executive officers or directors to hedge any of the equity compensation granted to them.

Compensation Governance

The Compensation Committee is composed of James Harris (chair), Mark Bailey and Alan Edwards, all of whom are independent directors, applying the definition set out in section 1.4 of National Instrument 52-110 - Audit Committees (“NI 52-110”). Each member of the Compensation Committee has served on various other public company boards, which gives them sufficient direct experience in executive compensation to assist them in making decisions about the suitability of the Company’s compensation practices and policies.

The Board has adopted a Compensation Committee Charter, which governs the organization of the Compensation Committee and sets out the duties and responsibilities of the chair and the Compensation Committee as a whole.

The primary objective of the Compensation Committee is to discharge the responsibilities of the Board relating to compensation and benefits of the executive officers and directors of the Company. The Committee shall consist of three or more directors appointed by the Board, each of whom must be independent. The Committee shall meet as many times as it deems necessary, but not less frequently than one time per year. The CEO may not be present during the Compensation Committee’s voting or deliberations.

Responsibilities of the Compensation Committee include:

•	Reviewing and approving on an annual basis corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those goals and objectives and setting the CEO’s compensation level based on this evaluation. In determining the long-term incentive component of CEO compensation, the Compensation Committee will consider, among such other factors as it may deem relevant, the Company’s performance, shareholder returns, the value of similar incentive grants to chief executive officers at comparable companies and the grants given to the CEO in past years;
•	Reviewing and approving on an annual basis the adequacy and form of compensation and benefits of all other executive officers and directors, and making recommendations to the Board in that regard;
•	Making recommendations to the Board with respect to the Stock Option Plan, DSU Plan and any other incentive compensation plans and equity-based plans;
•	Determining the recipients of, and the nature and size of security-based compensation grants and bonuses awarded from time to time, in compliance with applicable securities law, stock exchanges and other regulatory requirements; and
•	Approving inducement grants, which include grants of options, DSUs or stock to new employees in connection with a merger or acquisition, as well as any tax-qualified, non-discriminatory employee benefit plans or non-parallel non-qualified plans, to new employees.

The Compensation Committee is acutely aware of the dual responsibility that non-executive directors have for overseeing the Company’s corporate governance and long-term sustainability, as well as its compensation plans. In the course of determining compensation for non-executive directors, the Compensation Committee tries to ensure that non-executive director interests are closely aligned with those of shareholders, and that best practices for corporate governance are observed in the course of structuring non-executive director pay. In particular, the Compensation Committee is committed to structuring director pay in a manner that enables directors to maintain their independence. One of the ways that the Compensation Committee attempts to achieve this is by imposing reasonable limits on independent director participation in the Company’s security-based compensation arrangements.

The Compensation Committee has the authority to retain outside advisors, including the sole authority to retain or terminate consultants to assist the Compensation Committee in the evaluation of compensation of executive officers and non-executive directors. In October 2021, the Compensation Committee retained CGP to prepare an Executive Compensation Benchmarking and Director Compensation Review to assist the Compensation Committee in its assessment of the adequacy of compensation for the Company’s executive officers and non-executive directors. CGP billed the following fees (exclusive of tax) for its services:

	2021 (C$)	2020 (C$)
Executive Compensation-Related Fees	$20,000	$Nil
All other fees	$Nil	$Nil
Total:	$20,000	$Nil

No other fees have been billed and no other compensation consultant or advisor has been retained by the Company in either of the Company’s two most recently completed financial years.

Performance Graph

The following chart compares the yearly percentage change in cumulative total shareholder return for C$100 invested in common shares of the Company beginning on December 31, 2016 with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed financial years of the Company.

Entree Resources Ltd. (“ETG”)
Comparison of Five Year Total Common Shareholders’ Return

(as at December 31st of each year) (C$)

	Dec 2016	Dec 2017	Dec 2018	Dec 2019	Dec 2020	Dec 2021
ETG	$100	$183.33	$130.95	$90.48	$133.33	$192.86
S&P/TSX COMPOSITE INDEX	$100	$105.10	$92.22	$111.32	$113.77	$137.61

The trend in overall compensation for the Company’s NEOs over the five years has largely tracked the S&P/TSX Composite Index but not the performance of the market price of the Company’s shares. Starting in 2016, the Company’s share price began to increase as a result of the restart of underground development at the Oyu Tolgoi project, changes to management, concerted efforts to reduce the Company’s cash burn rate, rising commodity prices and a new investor relations strategy. In 2017, the market price of the Company’s shares on the TSX significantly outperformed the S&P/TSX Composite Index as a result of a successful non-brokered private placement, completion of a spin-out of the Company’s Ann Mason Project in Nevada and Lordsburg property in New Mexico along with US$8.84 million in cash into a newly incorporated wholly-owned subsidiary, Mason Resources Corp. through a plan of arrangement under Section 288 of the Business Corporations Act, and completion of an updated Technical Report on the Entrée/Oyu Tolgoi joint venture property. The Company’s share price declined through 2018 and 2019 as a result of a decline in metal prices, heightened uncertainty in Mongolia and disclosure by Turquoise Hill regarding potential Oyu Tolgoi mine design modifications and delays. In 2020, the Company’s share price recovered with the completion of an updated Panel 0 mine plan, resources and reserves and Oyu Tolgoi Mongolian Statutory Study by the Company’s joint venture partner Oyu Tolgoi LLC, and a successful non-brokered private placement. In 2021, the Company’s share price significantly outperformed the S&P/TSX Composite Index as a result of strengthening copper prices, completion of an updated Technical Report on the Entrée/Oyu Tolgoi joint venture property, a strong balance sheet, and support from existing shareholders. Other than with respect to an ~5% salary increase for NEOs in 2020, NEO salaries did not change over the five-year period. The Company paid modest discretionary cash bonuses to the NEOs for the work they performed in 2017, 2019, 2020 and 2021.

Summary Compensation Table

The following table is a summary of compensation paid or granted to the NEOs for the last three financial years ending December 31, 2021, 2020 and 2019.

Name and Principal Position	Year	Salary (US$)	Share-based awards (US$)(1)	Option-based awards (2) (US$)	Non-equity incentive plan compensation (US$)(3)		Pension value (US$)	All other compensation (US$)	Total compensation (US$)(4)
					Annual incentive plans	Long-term incentive plans
Stephen Scott, President and CEO(5)	2021	$272,793	$81,992	$104,906	$63,101	Nil	Nil	Nil	$522,793
	2020	$268,615	$31,857	$66,149	$39,040	Nil	Nil	Nil	$405,600
	2019	$250,231	Nil	$76,495	$16,939	Nil	Nil	Nil	$343,665
Duane Lo, CFO(6)	2021	$123,794	$48,588	$40,464	$25,241	Nil	Nil	Nil	$238,086
	2020	$121,898	$23,892	$42,524	$19,520	Nil	Nil	Nil	$207,834
	2019	$115,491	Nil	$38,248	$8,469	Nil	Nil	Nil	$162,208
Susan McLeod, Vice President, Legal Affairs & Corporate Secretary	2021	$211,374	$60,735	$52,453	$31,551	Nil	Nil	Nil	$356,113
	2020	$208,137	$23,892	$42,524	$23,424	Nil	Nil	Nil	$297,978
	2019	$194,025	Nil	$38,248	$13,089	Nil	Nil	Nil	$245,362
(1)	The share-based awards (DSUs) are valued using the Company’s share price on the grant date which is consistent with IFRS. The practice of the Company is to grant all share-based awards in Canadian currency, and then convert the grant date fair value amount to U.S. currency for reporting the value of the grants in the Company’s financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its daily average exchange rate of the last day of the three months in the quarter in which the grant is made. The exchange rate used to convert the value of the 2021 share-based awards to US$ is 1.2678 (2020 - 1.2807).
(2)	The Company uses the Black-Scholes option-pricing model for determining fair value of stock options issued at the grant date. The Company selected the Black-Scholes option-pricing model because it is widely used in estimating option-based compensation values by Canadian and U.S. public companies. The practice of the Company is to grant all option-based awards in Canadian currency, and then convert the grant date fair value amount to U.S. currency for reporting the value of the grants in the Company’s financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its daily average exchange rate of the last day of the three months in the quarter in which the grant is made. The conversion rates for the purpose of the grants in this table are presented below and are based on the applicable conversion rate on the date of grant, each as supplied by the Bank of Canada.
(3)	The Company does not have a formal annual incentive program however, bonuses are granted as determined by the Compensation Committee and approved by the Board on an individual basis. The Company does not presently have a pension incentive plan for any of its executive officers, including its NEOs.
(4)	All compensation is negotiated and settled in Canadian dollars. The exchange rate used to convert 2021 compensation to US$ is 1.2537 (2020 - 1.2732; 2019 - 1.2988).
(5)	Mr. Scott is also a director of the Company. Mr. Scott did not receive compensation from the Company for acting as a director, and no portion of the total compensation disclosed above was received by Mr. Scott as compensation for acting as a director.
(6)	Mr. Lo’s annual salary is for provision of part-time (65% FTE) services to the Company.

The following table provides the exchange rates used to convert the value of the option-based awards from Canadian dollars to U.S. dollars as reported above.

Name	Date of Grant	Expiry Date	Exercise Price (C$)	Options Granted	Exchange Rates to US$
Stephen Scott	8-Dec-21	7-Dec-26	$0.77	350,000	C$1.27/US$1
	8-Dec-20	7-Dec-25	$0.51	350,000	C$1.28/US$1
	10-Dec-19	9-Dec-24	$0.365	500,000	C$1.30/US$1
Duane Lo	8-Dec-21	7-Dec-26	$0.77	135,000	C$1.27/US$1
	8-Dec-20	7-Dec-25	$0.51	225,000	C$1.28/US$1
	10-Dec-19	9-Dec-24	$0.365	250,000	C$1.30/US$1
Susan McLeod	8-Dec-21	7-Dec-26	$0.77	175,000	C$1.27/US$1
	8-Dec-20	7-Dec-25	$0.51	225,000	C$1.28/US$1
	10-Dec-19	9-Dec-24	$0.365	250,000	C$1.30/US$1

The Company employs Stephen Scott as President and CEO under an employment agreement dated April 1, 2016, as amended. Under his employment agreement, Mr. Scott is required to provide the Company with one month’s prior notice in the event he wishes to resign. The Company may terminate his employment without cause by providing him with 18 months’ working notice, or an amount equal to the salary Mr. Scott otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Scott’s employment is terminated without cause or he resigns for Good Reason (as defined below) within the one-year period following a Change of Control (as defined below), Mr. Scott will be entitled to 24 months’ salary and the aggregate amount of all other remuneration, bonuses and benefits that he would otherwise have received over the ensuing 24-month period. See “Termination and Change of Control Benefits” below.

The Company employs Duane Lo part-time as Chief Financial Officer under an employment agreement dated November 1, 2016, as amended. Mr. Lo is required to provide the Company with one month’s prior notice in the event he wishes to resign. The Company may terminate his employment without cause by providing him with six months’ working notice plus an additional month of working notice for each year of employment completed, to a maximum of twelve months’ working notice, or an amount equal to the salary Mr. Lo otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Lo’s employment is terminated without cause or he resigns for Good Reason within the one year period following a Change of Control, Mr. Lo will be entitled to a lump sum amount equal to 18 months’ salary (calculated using his annualized salary based on full-time employment) and the aggregate amount of all other remuneration, bonuses and benefits that he would otherwise have received over the ensuing 18-month period (collectively, the “Lo Severance Amount”). See “Termination and Change of Control Benefits” below.

The Company employs Susan McLeod as Vice President, Legal Affairs and Corporate Secretary under an employment agreement dated September 21, 2010, as amended. Ms. McLeod is required to provide the Company with one month’s prior notice in the event she wishes to resign. The Company may terminate her employment without cause by providing her with a lump sum amount equal to 18 months’ salary and the aggregate amount of all other remuneration, bonuses and benefits that she would otherwise have received over the ensuing 18-month period (collectively, the “McLeod Severance Amount”). Ms. McLeod will be entitled to the McLeod Severance Amount in the event she elects to terminate her employment within 90 days following a Change of Control or as a result of conditions that amount to constructive dismissal. See “Termination and Change of Control Benefits” below.

Incentive Plan Awards

The following table is a summary of all option-based awards and share-based awards to the NEOs that were outstanding at the end of the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)	Market or payout value of vested share-based awards not paid out or distributed (C$)(2)
Stephen Scott	325,000	$0.52	October 15, 2022	$94,250
	500,000	$0.55	December 18, 2023	$130,000
	500,000	$0.365	December 9, 2024	$222,500
	350,000	$0.51	December 7, 2025	$105,000
	350,000	$0.77	December 7, 2026	$14,000
					Nil	Nil	$174,150
Duane Lo	200,000	$0.52	October 15, 2022	$58,000
	250,000	$0.55	December 18, 2023	$65,000
	250,000	$0.365	December 9, 2024	$111,250
	225,000	$0.51	December 7, 2025	$67,500
	135,000	$0.77	December 7, 2026	$5,400
					Nil	Nil	$113,400
Susan McLeod	225,000	$0.52	October 15, 2022	$65,250
	250,000	$0.55	December 18, 2023	$65,000
	250,000	$0.365	December 9, 2024	$111,250
	225,000	$0.51	December 7, 2025	$67,500
	175,000	$0.77	December 7, 2026	$7,000
					Nil	Nil	$129,600
(1)	Calculated using the closing price of the Company’s common shares on the TSX on December 31, 2021 (being the last trading day of 2021) of C$0.81 and subtracting the exercise price of in-the-money options.
(2)	Calculated using the closing price of the Company’s common shares on the TSX on December 31, 2021 (being the last trading day of 2021) of C$0.81. Vested share-based awards are DSUs granted in 2020 and 2021 that vested during 2021.

The following table is a summary of all value vested or earned during the most recently completed financial year for the NEOs.

Name	Option-based awards - Value vested during the year (US$)(1)	Share-based awards - Value vested during the year (US$)(2)	Non-equity incentive plan compensation - Value earned during the year (US$)(3)
Stephen Scott	$0	$140,345	$63,101
Duane Lo	$0	$92,207	$25,241
Susan McLeod	$0	$104,491	$31,551
(1)	Value vested during the year is calculated by subtracting the exercise price of the option (being no less than the market price of the Company’s common shares on the grant date) from the market price of the Company’s common shares on the date the option vested (being the closing price of the Company’s common shares on the TSX on the last trading day prior to the vesting date). $0 vested because all of the stock options vested in full on the grant date.
(2)	DSUs granted in 2020 and 2021 that vested during 2021. Value vested during the year is calculated by multiplying the number of DSUs that vested by the market price of the Company’s common shares on the date the DSUs vested (being the closing price of the Company’s common shares on the TSX on the last trading day prior to the vesting date).
(3)	Discretionary cash bonuses paid during 2021.

The following table is a summary of options exercised by NEOs during the most recently completed financial year.

Name	Options Exercised(1)	Date Exercised	Exercise Price (C$)
Stephen Scott	300,000(2)	June 23, 2021	$0.36
	100,000(3)	September 30, 2021	$0.36
Duane Lo	100,000	January 22, 2021	$0.33
	250,000(4)	June 23, 2021	$0.36
Susan McLeod	200,000(5)	June 23, 2021	$0.36
(1)	Under the Stock Option Plan, an option holder may elect to terminate an option, in whole or in part and, in lieu of receiving common shares to which the terminated option relates (the “Designated Shares”), receive the number of common shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the “Fair Value” per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.
(2)	Mr. Scott elected to terminate all his options and he received an aggregate 192,630 common shares in lieu of the Designated Shares.
(3)	Mr. Scott elected to terminate all his options and he received an aggregate 63,672 common shares in lieu of the Designated Shares.
(4)	Mr. Lo elected to terminate all his options and he received an aggregate 160,525 common shares in lieu of the Designated Shares.
(5)	Ms. McLeod elected to terminate all her options and she received an aggregate 128,420 common shares in lieu of the Designated Shares.

Termination and Change of Control Benefits

Under the terms of the employment agreement with Stephen Scott the Company may terminate Mr. Scott’s employment at any time without cause by providing him with 18 months’ working notice, or an amount equal to the salary Mr. Scott otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Scott’s employment is terminated without cause or he resigns for Good Reason within the one year period following a Change of Control, Mr. Scott will be entitled to 24 months’ salary and the aggregate amount of all other remuneration, bonuses and benefits that he would otherwise have received over the ensuing 24-month period (the delivery of notice of termination of employment without cause or resignation with Good Reason being a “Severance Payment Triggering Event”). If a Change of Control had occurred on December 31, 2021, Mr. Scott would not have had an immediate benefit. If a Severance Payment Triggering Event had taken place, Mr. Scott would have been entitled to a payment of approximately US$565,117 within 10 days of the Severance Payment Triggering Event. Mr. Scott would continue to be bound by confidentiality provisions (indefinitely) and non-competition and non-solicitation provisions for a period of one year following the termination of employment.

“Change of Control” is defined as:

(i)	the sale, transfer or disposition of the Company’s assets in complete liquidation or dissolution of the Company;
(ii)	the Company amalgamates, merges or enters into a plan of arrangement with another company at arm’s length to the Company and its affiliates (the “Group”), other than an amalgamation, merger or plan of arrangement that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power of the surviving or resulting entity outstanding immediately after such amalgamation, merger or plan of arrangement; or
(iii)	any person or combination of persons at arm’s length to the Group acquires or becomes the beneficial owner of, directly or indirectly, more than 20% of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect, and such person or combination of persons exercise(s) the voting power attached to such securities in a manner that causes the Incumbent Directors to cease to constitute a majority of the Board.

“Good Reason” is defined as the occurrence of any of the following without the NEO’s written consent:

(i)	a material change (other than a change that is clearly consistent with a promotion) in the NEO’s position or duties, responsibilities, reporting relationship, title or office;
(ii)	a reduction of the NEO’s salary, benefits or any other form of remuneration or any change in the basis upon which such salary, benefits or other form of remuneration payable by the Company is determined;
(iii)	forced relocation to another geographic area;
(iv)	any material breach by the Company of a material provision of the employment agreement; or
(v)	the failure by the Company to obtain an effective assumption of its obligations hereunder by any successor to the Company, including a successor to a material portion of its business.

“Incumbent Director” means any member of the Board who was a member of the Board prior to the occurrence of the transaction, transactions or elections giving rise to a Change of Control and any successor to an Incumbent Director who was recommended or elected or appointed to succeed an Incumbent Director by the affirmative vote of a majority of the Incumbent Directors then on the Board.

Susan McLeod

Under the terms of the employment agreement with Susan McLeod, the Company may terminate Ms. McLeod’s employment at any time without cause by providing Ms. McLeod with the McLeod Severance Amount. Ms. McLeod is also entitled to the McLeod Severance Amount should she elect to terminate her employment for Good Reason or should she elect to terminate her employment within 90 days of a Change of Control (in Ms. McLeod’s case, the delivery of notice of termination of employment without cause or the expiry of one month’s prior written notice of termination of employment for Good Reason or within 90 days of a Change of Control is a “McLeod Severance Payment Triggering Event”).

If a Change of Control had occurred on December 31, 2021, Ms. McLeod would not have had an immediate benefit. If a McLeod Severance Payment Triggering Event had taken place, Ms. McLeod would have been entitled to a payment of approximately US$333,325 immediately upon the McLeod Severance Payment Triggering Event, or in the case of delivery of notice of termination of employment without cause, within 10 days of the McLeod Severance Payment Triggering Event.

Ms. McLeod would continue to be bound by confidentiality provisions (indefinitely) and non-competition and non-solicitation provisions for a period of one year following the termination of employment.

Duane Lo

Under the terms of the employment agreement with Duane Lo, the Company may terminate his employment at any time without cause by providing him with six months’ working notice plus an additional month of working notice for each year of employment completed, to a maximum of twelve months’ working notice, or an amount equal to the salary Mr. Lo otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Lo’s employment is terminated without cause or Mr. Lo resigns for Good Reason within the one-year period following a Change of Control, Mr. Lo will be entitled to the Lo Severance Amount.

If a Change of Control had occurred on December 31, 2021, Mr. Lo would not have had an immediate benefit. If a Severance Payment Triggering Event had taken place, Mr. Lo would have been entitled to a payment of approximately US$293,777 within 10 days of the Severance Payment Triggering Event.

Mr. Lo would continue to be bound by confidentiality provisions (indefinitely) and non-competition and non-solicitation provisions for a period of one year following the termination of employment.

Director Compensation

Directors’ Fees

Annual directors’ fees are paid to non-executive directors to compensate them for the time and commitment required to act as directors of the Company, serve on standing committees of the Board, serve on ad hoc or special committees of the Board (if so requested by the Board) and act as Non-Executive Chair of the Board or chair of certain standing committees.

The annual base retainer payable to non-executive directors compensates them for acting as directors of the Company. In 2021, the annual base retainer was C$30,000.

In 2021, Mark Bailey received a fee of C$60,000, which includes the C$30,000 base retainer and additional compensation for acting as the Non-Executive Chair of the Board.

The chair of the Audit Committee receives an additional cash retainer of C$12,500 per annum and the chairs of the other standing committees each receive an additional cash retainer of C$5,250 per annum.

The directors are reimbursed for expenses incurred on the Company’s behalf.

The Compensation Committee will periodically review the adequacy and form of non-executive director compensation and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director, and report and make recommendations to the Board accordingly.

In October 2021, the Compensation Committee retained CGP to prepare an Executive Compensation Benchmarking and Director Compensation Review to assist the Compensation Committee in its assessment of the adequacy of compensation for the Company’s executive officers and non-executive directors. In December 2021, the Compensation Committee reviewed the results of the Director Compensation Review and recommended to the Board that, effective January 1, 2022, the annual base retainer payable to non-executive directors be increased by 33.33% to C$40,000. The Compensation Committee also recommended that effective January 1, 2022, Mr. Bailey receive a fee of C$80,000 per annum, which includes the C$40,000 base retainer and additional compensation for acting as the Non-Executive Chair of the Board. The Board adopted and approved the Compensation Committee’s recommendations.

Security-Based Compensation

The granting of incentive stock options and DSUs provides a link between non-executive director compensation and the Company’s share price. It also rewards non-executive directors for achieving results that improve Company performance and thereby increase shareholder value. Incentive stock options and DSUs are an important component of non-executive director compensation for the Company, which doesn’t have any revenue making it difficult to pay larger cash retainers.

Stock options and/or DSUs are generally granted to non-executive directors on an annual basis. In making a determination as to whether a grant of long-term incentive stock options and/or DSUs is appropriate, and if so, the number of options and/or DSUs that should be awarded, the Compensation Committee will consider, among such other factors as it may deem relevant, the value in securities of the Company that the Compensation Committee intends to grant as compensation, current and expected future performance of the director, the potential dilution to shareholders and the cost to the Company, previous grants made to the director, option and DSU grants made to the Company’s executive officers and the limits imposed by the terms of the Stock Option Plan and the DSU Plan and the TSX.

In December 2021, the Compensation Committee recommended that the Board grant incentive stock options and DSUs to each of the non-executive directors in recognition of the role that the non-executive directors played in providing strategic input and corporate oversight. The Board approved the Compensation Committee’s recommendations, and on December 8, 2021 granted to each of the non-executive directors, options to purchase 100,000 common shares at an exercise price of C$0.77 for five years and 60,000 DSUs. The terms and conditions of the grants, including vesting provisions and exercise prices, were determined by the Board at the time of grant, in accordance with the terms and conditions of the Stock Option Plan and DSU Plan.

The following table is a summary of all compensation provided to the directors of the Company (other than directors who are also NEOs) for the most recently completed financial year.

Name(1)	Fees earned (US$)	Share-based awards (US$)(2)	Option-based awards (US$)(3) (4)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Mark Bailey	$47,858	$36,441	$29,973	Nil	Nil	Nil	$114,273
Alan Edwards	$28,117	$36,441	$29,973	Nil	Nil	Nil	$94,531
Anna El-Erian	$33,900	$36,441	$29,973	Nil	Nil	Nil	$100,314
James Harris	$32,304	$36,441	$29,973	Nil	Nil	Nil	$98,719
Michael Price	$23,929	$36,441	$29,973	Nil	Nil	Nil	$90,343
(1)	In addition to being a director of the Company Stephen Scott is a NEO. For disclosure regarding Mr. Scott’s compensation, please refer to the Summary Compensation Table above.
(2)	The share-based awards (DSUs) are valued using the Company’s share price on the grant date which is consistent with IFRS. The practice of the Company is to grant all share-based awards in Canadian currency, and then convert the grant date fair value amount to U.S. currency for reporting the value of the grants in the Company’s financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its daily average exchange rate on the last day of the three months in the quarter in which the grant is made. The exchange rate used to convert the value of the 2021 share-based awards to U.S.$ is 1.2678.
(3)	The Company uses the Black-Scholes option-pricing model for determining fair value of stock options issued at the grant date. The Company selected the Black-Scholes option-pricing model because it is widely used in estimating option-based compensation values by Canadian and U.S. public companies. The practice of the Company is to grant all option-based awards in Canadian currency, and then convert the grant date fair value amount to U.S. currency for reporting the value of the grants in the Company’s financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its daily average exchange rate of the last day of the three months in the quarter in which the grant is made. The conversion rate for the purpose of the grants in this table is presented in Note 4 below and is based on the conversion rate on the date of grant as supplied by the Bank of Canada.
(4)	Options were granted on December 8, 2021 with an exercise price of C$0.77 expiring on December 7, 2026. The exchange rate used to convert the value of the option-based awards from C$ to US$ is 1.2678.

The following table is a summary of all option-based and share-based awards to the directors of the Company (other than directors who are also NEOs) that were outstanding at the end of the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name(1)	Number of Securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (C$)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)	Market or payout value of vested share-based awards not paid out or distributed (C$)(3)
Mark Bailey	150,000	$0.52	October 15, 2022	$43,500
	200,000	$0.55	December 18, 2023	$52,000
	225,000	$0.365	December 9, 2024	$100,125
	200,000	$0.51	December 7, 2025	$60,000
	100,000	$0.77	December 7, 2026	$4,000
					Nil	Nil	$89,100
Alan Edwards	150,000	$0.52	October 15, 2022	$43,500
	200,000	$0.55	December 18, 2023	$52,000
	225,000	$0.365	December 9, 2024	$100,125
	200,000	$0.51	December 7, 2025	$60,000
	100,000	$0.77	December 7, 2026	$4,000
					Nil	Nil	$89,100
Anna El-Erian	150,000	$0.52	October 15, 2022	$43,500
	200,000	$0.55	December 18, 2023	$52,000
	225,000	$0.365	December 9, 2024	$100,125
	200,000	$0.51	December 7, 2025	$60,000
	100,000	$0.77	December 7, 2026	$4,000
					Nil	Nil	$89,100
James Harris	150,000	$0.52	October 15, 2022	$43,500
	200,000	$0.55	December 18, 2023	$52,000
	225,000	$0.365	December 9, 2024	$100,125
	200,000	$0.51	December 7, 2025	$60,000
	100,000	$0.77	December 7, 2026	$4,000
					Nil	Nil	$89,100

	Option-based Awards				Share-based Awards
Name(1)	Number of Securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (C$)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)	Market or payout value of vested share-based awards not paid out or distributed (C$)(3)
Michael Price	100,000	$0.63	February 4, 2023	$18,000
	200,000	$0.55	December 18, 2023	$52,000
	225,000	$0.365	December 9, 2024	$100,125
	200,000	$0.51	December 7, 2025	$60,000
	100,000	$0.77	December 7, 2026	$4,000
					Nil	Nil	$89,100
(1)	In addition to being a director of the Company, Stephen Scott is a NEO. For disclosure regarding Mr. Scott’s option-based awards, please refer to the incentive plan awards section above.
(2)	Calculated using the closing price of the Company’s common shares on the TSX on December 31, 2021 (being the last trading day of 2021) of C$0.81 and subtracting the exercise price of in-the-money options.
(3)	Calculated using the closing price of the Company’s common shares on the TSX on December 31, 2021 (being the last trading day of 2020) of C$0.81. Vested share-based awards are DSUs granted in 2020 and 2021 that vested during 2021.

The following table is a summary of all value vested or earned during the most recently completed financial year for the directors of the Company (other than directors who are also NEOs).

Name(1)	Option-based awards - Value vested during the year (US$)(2)	Share-based awards - Value vested during the year (US$)(3)	Non-equity incentive plan compensation - Value earned during the year (US$)
Mark Bailey	$0	$72,745	Nil
James Harris	$0	$72,745	Nil
Anna El-Erian	$0	$72,745	Nil
Alan Edwards	$0	$72,745	Nil
Michael Price	$0	$72,745	Nil
(1)	In addition to being a director of the Company, Stephen Scott is a NEO. For disclosure regarding Mr. Scott’s compensation, please refer to the summary compensation table above.
(2)	Value vested during the year is calculated by subtracting the exercise price of the option (being no less than the market price of the Company’s common shares on the grant date) from the market price of the Company’s common shares on the date the option vested (being the closing price of the Company’s common shares on the TSX on the last trading day prior to the vesting date). $0 vested because all the stock options vested in full on the grant date.
(3)	DSUs granted in 2020 and 2021 that vested during 2021. Value vested during the year is calculated by multiplying the number of DSUs that vested by the market price of the Company’s common shares on the date the DSUs vested (being the closing price of the Company’s common shares on the TSX on the last trading day prior to the vesting date).

The following table is a summary of options exercised by directors during the most recently completed financial year.

Name	Options Exercised(1)	Date Exercised	Exercise Price (C$)
Mark Bailey	200,000(2)	October 28, 2021	$0.36
Alan Edwards	200,000(3)	June 26, 2021	$0.36
Anna El-Erian	200,000(4)	October 1, 2021	$0.36
James Harris	200,000(5)	October 1, 2021	$0.36
(1)	Under the Stock Option Plan, an option holder may elect to terminate an option, in whole or in part and, in lieu of receiving common shares to which the terminated option relates (the “Designated Shares”), receive the number of common shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the “Fair Value” per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.
(2)	Mr. Bailey exercised 150,000 options in the normal course. Mr. Bailey elected to terminate the remaining 50,000 options and he received an aggregate 29,889 common shares in lieu of the Designated Shares.
(3)	Mr. Edwards elected to terminate all his options and he received an aggregate 123,762 common shares in lieu of the Designated Shares.
(4)	Ms. El-Erian elected to terminate all her options and she received an aggregate 128,176 common shares in lieu of the Designated Shares.
(5)	Mr. Harris elected to terminate all his options and he received an aggregate 128,176 common shares in lieu of the Designated Shares.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) (1)	Weighted-average exercise price of outstanding options, warrants and rights (C$) (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c) (2) (3) (4)
Equity compensation plans approved by securityholders (Stock Option Plan and DSU Plan)	10,464,500	$0.53	8,804,290
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	10,464,500	$0.53	8,804,290
(1)	Comprised of 9,399,500 options and 1,065,000 DSUs.
(2)	The maximum aggregate number of common shares issuable pursuant to security-based compensation arrangements of the Company and outstanding from time to time, including options and DSUs granted under the Stock Option Plan and DSU Plan, may not exceed 10% of the issued and outstanding common shares from time to time.
(3)	The Company will, at all times while the Stock Option Plan is in effect, reserve a sufficient number of common shares to satisfy the requirements of the Stock Option Plan. The Stock Option Plan provides that exercised options will automatically be available for subsequent grants and for the reservation and issuance of additional common shares pursuant to such options. Accordingly, the Stock Option Plan constitutes both a “rolling” plan and an “evergreen” plan, and its renewal must be approved by the Company’s shareholders every three years in accordance with the policies of the TSX. The renewal of the Stock Option Plan was last approved on April 30, 2020.
(4)	The maximum aggregate number of common shares issuable pursuant to DSUs granted under the DSU Plan and outstanding from time to time may not exceed that number which represents 2% of the issued and outstanding common shares from time to time. The Company will, at all times while the DSU Plan is in effect, reserve a sufficient number of common shares to satisfy the requirements of the DSU Plan. The DSU Plan also provides that redeemed DSUs will automatically be available for subsequent grants and for the reservation and issuance of additional common shares pursuant to such DSUs. Accordingly, the DSU Plan constitutes both a “rolling” plan and an “evergreen” plan, and its renewal must be approved by the Company’s shareholders every three years in accordance with the policies of the TSX. The DSU Plan was approved by the Company’s shareholders on June 10, 2021.

The Company has “rolling” stock option and DSU plans. The maximum aggregate number of common shares issuable pursuant to security-based compensation arrangements of the Company and outstanding from time to time, including options and DSUs granted under the Stock Option Plan and DSU Plan, may not exceed 10% of the issued and outstanding common shares from time to time.

The Stock Option Plan was first adopted and approved in 2006. The DSU Plan was first adopted and approved by the Board on December 8, 2020 and was approved by the Company’s shareholders on June 10, 2021.

As the number of issued and outstanding common shares increases, the Company may increase the number of shares reserved for issuance under security-based compensation arrangements, upon application to the TSX. The Stock Option Plan and DSU Plan automatically make exercised options and redeemed DSUs available for subsequent grants under the plans and provide for the reservation and issuance of additional common shares pursuant to such options and DSUs. Unallocated options under the Stock Option Plan and DSUs under the DSU Plan must be renewed by shareholders every three years in accordance with TSX requirements, failing which no further options or DSUs (as applicable) may be granted under the Stock Option Plan or DSU Plan (as applicable). Shareholders last renewed unallocated options under the Stock Option Plan on April 30, 2020. Shareholders authorized and approved unallocated DSUs under the DSU Plan on June 10, 2021.

As at December 31, 2021, options to purchase 9,399,500 common shares and 1,065,000 DSUs (in aggregate 5.4% of the Company’s then outstanding capital) were outstanding and 8,804,290 common shares (4.6% of the Company’s then outstanding capital) were available for future grants under the Company’s security-based compensation arrangements.

The following sets out the annual burn rate of the Company’s security-based compensation arrangements for the last three financial years ending December 31, 2021, 2020 and 2019, calculated by dividing the number of options and DSUs granted under the plans during the applicable financial year, by the weighted average number of common shares outstanding for the applicable financial year.

Financial Year	Number of options and DSUs granted during financial year	Weighted average number of common shares outstanding for financial year	Burn Rate ((a)/(b))
	(a)	(b)	(c)
2021	1,834,500(1)	188,657,858	0.97%(1)
2020	2,355,000(2)	178,612,158	1.32%(2)
2019	2,290,000(3)	174,906,939	1.31%
(1)	Comprised of 1,219,500 options and 615,000 DSUs, representing burn rates of 0.65% and 0.33%, respectively.
(2)	Comprised of 1,905,000 options and 450,000 DSUs, representing burn rates of 1.07% and 0.25%, respectively.
(3)	Comprised of 2,290,000 options.

Summary of DSU Plan

The following is a summary of the principal terms of the DSU Plan.

The maximum aggregate number of common shares issuable pursuant to DSUs granted under the DSU Plan and outstanding from time to time, may not exceed 2% of the issued and outstanding common shares from time to time. Additionally, the maximum aggregate number of common shares issuable pursuant to DSUs granted under the DSU Plan and outstanding from time to time combined with the number of common shares issuable under all other security-based compensation arrangements of the Company may not exceed that number which represents 10% of the issued and outstanding common shares from time to time. For purposes of the foregoing, any future inducement awards made in accordance with Subsection 613(c) of the TSX Company Manual and/or security-based compensation awards assumed in the context of an acquisition (Subsection 611(f) of the TSX Company Manual) will be excluded from “security-based compensation arrangements of the Company” and exempted from the global plan maximum.

The Company shall, at all times while the DSU Plan is in effect, reserve a sufficient number of common shares to satisfy the requirements of the DSU Plan. The DSU Plan also provides that redeemed DSUs will automatically be available for subsequent grants and for the reservation and issuance of additional common shares pursuant to such DSUs. Accordingly, the DSU Plan constitutes both a “rolling” and an “evergreen” plan, and its renewal must be approved by shareholders every three years in accordance with the policies of the TSX.

Other key provisions of the DSU Plan are as follows.

The DSU Plan will be administered by the Board, or any committee thereof to which the Board has delegated the power to administer and grant DSUs under the DSU Plan.

The DSU Plan provides that DSUs may be granted to directors, officers, and employees of the Company and any of its affiliates and to consultants (as defined in National Instrument 45-106 - Prospectus Exemptions) of the Company and any of its affiliates (and only consultants who meet the criteria set forth in Rule 701 of the United States Securities Act of 1933, as amended) (Designated Participants).

The DSU Plan provides that it is solely within the discretion of the Board to grant DSUs. Non-executive directors may elect to receive up to 100% of their fees in a particular year in the form of DSUs in lieu of cash, by filing an election notice as set out in the DSU Plan. Such election notice will apply only to fees earned after the filing of the notice. Notwithstanding a non-executive director filing an election notice, the non-executive director shall not be entitled to receive fees as DSUs in lieu of cash unless and until the Board has approved such grant in its sole discretion.

The Board may grant DSUs to insiders of the Company, provided (a) the number of securities issuable to insiders (as a group) under the DSU Plan, together with all other security based compensation arrangements of the Company, cannot exceed 10% of the issued and outstanding securities of the Company; and (b) the number of securities issued to insiders (as a group) within any one year period under the DSU Plan, together with all other security based compensation arrangements of the Company, cannot exceed 10% of the issued and outstanding securities of the Company. The DSU Plan does not provide for a maximum number of DSUs which may be issued to an individual pursuant to the DSU Plan, either on a standalone basis or together with all other security-based compensation arrangements of the Company (expressed as a percentage or otherwise).

Subject to the provisions of the DSU Plan, the Board from time to time will determine the date on which DSUs are to be granted, provided that they may not be granted during a black-out period. The Board will also determine, in its sole discretion, in connection with each grant of DSUs, the number of DSUs to be granted; the terms, if any, under which DSUs will vest; and such other terms and conditions (which need not be identical) of all DSUs covered by any grant. Notwithstanding the foregoing, the aggregate value of any DSUs granted with respect to a non-executive director’s fees in lieu of cash on the date of grant may not exceed the percentage of such fees elected to be received by such non-executive director in the form of DSUs, with the value of each such DSU on the date of grant being equal to the Market Value on the date of grant. The “Market Value” of a DSU or a common share of the Company means on any given date, the closing price of the Company’s shares on the TSX on the last trading day immediately preceding the relevant date that the shares were traded on, provided that if the shares are suspended from trading or have not traded on the TSX for an extended period of time, then the Market Value shall be the fair market value of a DSU or a common share as determined by the Board in its sole discretion.

An account will be maintained by the Company for each Designated Participant and will be credited with such notional grants of DSUs as are granted to or otherwise credited to a Designated Participant from time to time. A DSU is personal to the Designated Participant and is non-assignable and non-transferable other than as permitted by will or by the laws of succession to the legal representative of the Designated Participant in the event of death of the Designated Participant.

From and after the date of the DSU Plan, whenever cash dividends are paid on common shares of the Company, additional DSUs will automatically be granted to each Designated Participant who has outstanding DSUs as at the record date for the payment of the cash dividends and the dividend payment date. The number of DSUs to be granted as of the dividend payment date will be determined by dividing the aggregate dividend that would have been payable to such Designated Participant if the DSUs held by the Designated Participant on the record date had been common shares by the Market Value of a common share on the dividend payment date. DSUs automatically granted to a Designated Participant shall be subject to the same vesting conditions, if any, as the DSUs to which they relate.

A DSU is personal to the Designated Participant and is non-assignable and non-transferable other than as permitted by will or by the laws of succession to the legal representative of the Designated Participant in the event of death of the Designated Participant.

To the extent DSUs are granted by the Board subject to a vesting period, in the event of a change of control of the Company, all DSUs that are not vested will vest immediately and automatically without further action by the Board, subject to any restrictions imposed by the TSX. If the employment of a Designated Participant who is an officer or employee is involuntarily terminated by the Company for any reason whatsoever (other than for cause), or is voluntarily terminated by the officer or employee for “Good Reason” as defined in the employment agreement between the Company and the Designated Participant, then all unvested DSUs held by the Designated Participant will vest on the Termination Date (as defined below). If a Designated Participant ceases to be a director, officer, employee or consultant as a result of death or disability, then all unvested DSUs held by such Designated Participant will vest on the Termination Date. If a Designated Participant who is a director and is not otherwise an officer or employee ceases to be a director for any reason whatsoever including resignation, retirement, or loss of office as a director, then all unvested DSUs held by such Designated Participant will vest on the Termination Date.

Vested DSUs will be redeemable and the value thereof payable only after the Termination Date of a Designated Participant. All DSUs which are not vested as of the Termination Date of a Designated Participant will be cancelled. “Termination Date” means the earliest date on which any of the following conditions are satisfied, as applicable: the date on which a Designated Participant dies; in the case of a director, the date on which a Designated Participant ceases to be a director for any reason whatsoever including resignation, disability, retirement, or loss of office as a director, provided that if the Designated Participant is also an employee or officer immediately preceding such date, the Designated Participant’s last day of active employment with the Company or any of its affiliates is also on such date; in the case of an officer or employee, the Designated Person’s last day of active employment with the Company or any of its affiliates, regardless of whether the termination of employment was lawful, and does not include any period of statutory, contractual, common law or reasonable notice of termination, provided that if the officer or employee is also a director immediately preceding such date, the Designated Person also ceases to be a director on such date; or in the case of a consultant, the termination of the services of the consultant.

On or after the Termination Date, the Designated Participant (or his or her estate) will cause the Company to redeem all of the vested DSUs which are held in such Designated Participant’s account, for no further consideration, by filing a redemption notice specifying the redemption date (which must be received by the Company by, and specify a date, no later than December 15 of the first calendar year commencing after the calendar year in which the Termination Date occurred) and acknowledging that such DSUs are to be redeemed. Within fifteen trading days after the redemption date but no later than December 31 of the first calendar year commencing after the calendar year in which the Termination Date occurred, the Designated Participant (or his or her estate) will have the right to receive, and will receive, with respect to all vested DSUs held in his or her account, at the election of the Board, in its sole discretion: cash payment equal to the Market Value of such DSUs as of the Redemption Date; such number of treasury common shares duly issued by the Company as are equal to the number of vested DSUs; or any combination of the foregoing, such that the cash payment, plus such number of treasury common shares duly issued by the Company, have a value equal to the Market Value of such DSUs as of the redemption date.

The Company may withhold or require a Designated Participant, as a condition of redeeming a DSU to pay or reimburse any taxes, social security contributions and other source deductions which are required to be withheld by the Company under applicable law in connection with the redemption of the DSU. Under no circumstances will the Company be responsible for the payment of any tax, social security contributions or any other source deductions on behalf of any Designated Participant or for providing any tax advice to the Designated Participant.

In addition to the other terms and conditions of the DSU Plan (and notwithstanding any other term or condition of the DSU Plan to the contrary), special requirements for U.S. Designated Participants apply. If the DSUs of a Designated Participant are subject to tax under the income tax laws of Canada and also are subject to tax under Section 409A (“Section 409A”) of the United States Internal Revenue Code of 1986, as amended (the “Code”), forfeiture provisions may apply, which are intended to avoid adverse tax consequences under paragraph 6801(d) of the regulations under the Income Tax Act (Canada) and/or under Section 409A, that may result because of the different requirements as to the time of redemption of DSUs, and thus the time of taxation, with respect to a Designated Participant’s retirement or loss of office (under tax laws of Canada) and his separation from service (under U.S. tax law). Vested DSUs held by U.S. Designated Participants will be redeemable and the value thereof payable after the Termination Date of a U.S. Designated Participant and on or before the last day of the year in which such Termination Date occurs (unless the Designated Participant ceases to be a director, officer, employee or consultant of the Company as a result of death, in which case the redemption date shall be the 60th day after the date of death).

The Board may, subject where required to the approval of the TSX, from time to time suspend or terminate the DSU Plan in whole or in part. No action by the Board to terminate the DSU Plan will affect any vested or unvested DSUs granted pursuant to the DSU Plan prior to such action, and such DSUs will remain outstanding and in effect and be settled in due course in accordance with the terms of the DSU Plan.

The Board may from time to time, by the approval of a majority of the directors, make any amendments or changes to the DSU Plan, fundamental or otherwise, that the Board sees fit in its sole discretion, including, without limitation, the following changes:

(a)	amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature;
(b)	to correct any defect, supply any information or reconcile any inconsistency in the DSU Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the DSU Plan;
(c)	amendments to reflect any changes in applicable laws, regulations of the regulators (including consideration of tax law implications); and
(d)	a change to the class of Designated Participants that may participate under the DSU Plan.

Any such amendment or change shall not alter the terms or conditions of any vested or unvested DSUs or impair any right of any Designated Participant pursuant to any DSUs granted prior to such amendment or change. No shareholder approval shall be required to make any amendments or changes to the DSU Plan, fundamental or otherwise, other than as specifically required by the TSX. Without limiting the generality of the foregoing, specific shareholder approval is required for (a) any increase in the maximum aggregate number of common shares issuable pursuant to DSUs granted under the DSU Plan and outstanding from time to time; (b) any amendments to an amending provision within the DSU Plan; and (c) any amendment to remove or exceed the insider participation limits in the DSU Plan.

The Board may also from time to time amend the terms of any outstanding vested or unvested DSUs held by a Designated Participant without shareholder approval, subject to any necessary approval of the TSX and the prior written consent of the Designated Participant. The written consent of any Designated Participant to an amendment shall not be required if such amendment is necessary in order for the Company to comply with any applicable law, regulation, rule or order of a regulator (including consideration of tax law implications).

Summary of Stock Option Plan

The following is a summary of the principal terms of the Stock Option Plan.

The maximum aggregate number of common shares issuable pursuant to options granted under the Stock Option Plan and outstanding from time to time, combined with the number of common shares issuable under all other security-based compensation arrangements of the Company, may not exceed that number which represents 10% of the issued and outstanding common shares from time to time. For purposes of the foregoing, any future inducement awards made in accordance with Subsection 613(c) of the TSX Company Manual and/or security based compensation awards assumed in the context of an acquisition (Subsection 611(f) of the TSX Company Manual) will be excluded from “security-based compensation arrangements of the Company” and exempted from the global plan maximum.

The Company shall, at all times while the Stock Option Plan is in effect, reserve a sufficient number of common shares to satisfy the requirements of the Stock Option Plan. The Stock Option Plan also provides that exercised options will automatically be available for subsequent grants and for the reservation and issuance of additional common shares pursuant to such options. Accordingly, the Stock Option Plan constitutes both a “rolling” stock option plan and an “evergreen” stock option plan, and its renewal must be approved by shareholders every three years in accordance with the policies of the TSX.

The Stock Option Plan provides that options may be granted to directors, officers and employees of the Company and any of its affiliates and to consultants (as defined in National Instrument 45-106 - Prospectus Exemptions) of the Company and any of its affiliates (and only consultants who meet the criteria set forth in Rule 701 of the United States Securities Act of 1933, as amended). The Stock Option Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. The Board may grant options to insiders of the Company, provided (a) the number of securities issuable to insiders (as a group) under the Stock Option Plan, together with all other security-based compensation arrangements of the Company, cannot exceed 10% of the issued and outstanding securities of the Company; and (b) the number of securities issued to insiders (as a group) within any one year period under the Stock Option Plan, together with all other security-based compensation arrangements of the Company, cannot exceed 10% of the issued and outstanding securities of the Company.

The exercise price of an option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the market value of the Company’s common shares as of the date of the grant of the option (the “Award Date”). The market value of the Company’s common shares for a particular Award Date is the closing price of the Company’s common shares on the TSX on the last trading day immediately preceding the Award Date. Notwithstanding the foregoing, in no case will the market value be less than the minimum prescribed by applicable regulatory authorities as would apply to the Award Date in question. For an eligible person who (a) is a citizen or resident of the United States (a “U.S. Participant”); (b) is granted an option that is intended to qualify as an “incentive stock option” pursuant to section 422 of the U.S. Internal Revenue Code of 1986, as amended (an “Incentive Stock Option”); and (c) at the Award Date, owns more than 10% of the issued and outstanding common shares of the Company (a “10% Shareholder”), the exercise price of the option must not be less than 110% of the market value of the Company’s common shares as of the Award Date.

The expiry date of each option is fixed by the Board at the time the option is granted. No option may have a term of greater than ten years unless the expiry date falls during a voluntary trading black out period and is extended as provided below. Notwithstanding the foregoing, in the case of an Incentive Stock Option granted to a U.S. Participant who, at the Award Date, is a 10% Shareholder, such Incentive Stock Option must terminate no later than five years after the Award Date. Typically, the Board grants options with five-year terms.

Unless otherwise provided in the option certificate, in the event an option holder ceases to be a director, officer, employee or consultant of the Company other than by reason of death, or other than as a result of an employee or consultant resigning in a manner that is in breach of a written agreement, his or her vested options will expire on the earlier of the expiry date fixed by the Board (the “Fixed Expiry Date”) and the 90th day following termination of his or her relationship with the Company. In the case of an employee or consultant that has resigned in a manner that is in breach of a written agreement, his or her vested options will expire on the earlier of the Fixed Expiry Date and the seventh day following termination of his or her relationship with the Company. Vested options will expire immediately in the event a relationship with a director, officer, employee or consultant is terminated for cause. In the event of the death of an option holder, his or her vested options will expire six months after the date of death, or on the Fixed Expiry Date, whichever is earlier. Unvested options will expire immediately upon the termination of the option holder’s relationship with the Company. If the expiry date of an option falls during, or within 10 days of the end of a trading black out period that has been voluntarily imposed by the Company, then notwithstanding anything else contained in the Stock Option Plan, any vested portion or portions of the option then held by the option holder will be exercisable at any time up to but not after the date which is 10 days after the end of the trading black out period.

For California Participants, unless a California Participant’s employment is terminated for Cause, the right to exercise an Option granted under the Stock Option Plan in the event of termination of employment continues until the earlier of: (i) the Fixed Expiry Date set forth in the applicable Option Certificate; or (ii) (A) if termination was caused by death or Permanent Disability, at least six months from the date of termination; and (B) if termination was caused other than by death or Permanent Disability, at least thirty days from the date of termination. “Permanent Disability” means the inability of the California Participant, in the opinion of a qualified physician acceptable to the Company, to perform the major duties of the California Participant’s position with the Company because of the sickness or injury of the California Participant.

Rather than exercise an option in the normal course, an option holder may elect to terminate an option, in whole or in part and, in lieu of receiving Designated Shares, receive the number of shares, disregarding fractions, which, when multiplied by the Fair Value of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares. For option holders who are citizens or residents of the United States, Fair Value means the closing price of the Company’s common shares on the TSX on the last day preceding the day of termination. Notwithstanding the foregoing, for options granted on or after December 8, 2020, an option holder may only make such an election if, on the Award Date, the option holder is an Eligible Option Holder. In addition, the election is only available while the option holder remains an Eligible Option Holder or for a period of 90 days following the last day the option holder provides services as a director, officer or an employee who is a full-time employee of the Company or any of its affiliates.

The Board may attach other terms and conditions to the grant of a particular option, including a provision that a portion or portions of the option will vest after certain periods of time or upon the occurrence of certain events.

An option may not be assigned or transferred, except that it will be exercisable by the personal representative of the option holder in the event of the option holder’s death or incapacity. The Company will not provide financial assistance to option holders to assist them in exercising their options. However, the Company in its sole discretion may provide tax equalization on income from option exercises for expatriates.

The Board may from time to time, by the approval of a majority of the directors, make any amendments or changes to the Stock Option Plan, fundamental or otherwise, that the Board sees fit in its sole discretion, including the following fundamental changes:

(a)	the addition of any form of financial assistance;
(b)	any amendment to a financial assistance provision which is more favourable to eligible persons;
(c)	the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve; and
(d)	the addition of a deferred or restricted share unit or any other provision which results in eligible persons receiving securities while no cash consideration is received by the Company.

No shareholder approval shall be required to make any amendments or changes to the Stock Option Plan, fundamental or otherwise, other than as specifically required by the TSX. The Board may also from time to time amend the terms of any outstanding option, or retrospectively amend the Stock Option Plan and the terms and conditions of any option granted thereunder, subject to the approval of the TSX, the option holder and, to the extent required by the TSX, shareholders. Without limiting the generality of the foregoing, specific shareholder approval is required for (a) any reduction in the exercise price or extension of the expiry date of an outstanding option if the option holder is an insider of the Company at the time of the proposed amendment; (b) any increase in the maximum aggregate number of common shares issuable pursuant to options granted under the Stock Option Plan and outstanding from time to time; and (c) any amendment to remove or exceed the insider participation limits in the Stock Option Plan.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or executive officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company’s most recently completed financial year, no informed person of the Company, proposed director of the Company, or any associate or affiliate of any informed person or proposed director, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) requires each reporting issuer to disclose its corporate governance practices on an annual basis. The Company’s approach to corporate governance is set forth below.

The CGNC annually considers and makes recommendations to the Board with respect to corporate governance policies, position descriptions, Board mandates and committee charters to ensure corporate governance policies and practises are up to date with appropriate best practices and are appropriate for the Company. See the Company’s website at www.EntreeResourcesLtd.com. The CGNC also makes recommendations with respect to nominees to the Board and committee appointments and assists the Board with committee and director evaluations (see “Corporate Governance and Nominating Committee (CGNC)” and “Board Assessment and Renewal” below).

Board of Directors

Section 1.4 of NI 52-110 sets out the standard for director independence. Under Section 1.4 of NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Section 1.4 of NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Company.

As at December 31, 2021, the Board was comprised of six directors, Mark Bailey, Alan Edwards, Anna El-Erian, James Harris, Michael Price and Stephen Scott. All but one of the directors is independent applying the definition set out in section 1.4 of NI 52-110. Stephen Scott is not independent by virtue of the fact that he is an executive officer of the Company. On April 12, 2022, an additional independent director, Allan Moss, was appointed to the Board.

To the extent that the Board considers it to be necessary or advisable, a Board meeting will include an in-camera session, at which executive directors and members of management are not in attendance. Since the beginning of the Company’s most recently completed financial year, there have been six in-camera sessions.

Mark Bailey, an independent director, is the Non-Executive Chair of the Board. The Non-Executive Chair of the Board is responsible for ensuring that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities. The Board has developed a written position description for the Non-Executive Chair of the Board in order to delineate his or her role and responsibilities. The Non-Executive Chair of the Board is primarily responsible for acting as the effective leader of the Board and ensuring that the Board’s agenda enables it to successfully carry out its duties. The Non-Executive Chair of the Board also serves as an “ex officio” member of each Board committee. More specifically, the Non-Executive Chair of the Board is responsible for:

(a)	Ensuring the Board focuses on the Company’s strategic performance by working with the CEO and the Board in managing Board meeting agendas and developing the Board’s priorities.
(b)	Ensuring that the Board represents and protects the long-term best interests of the Company.
(c)	Helping to set the tone and culture of the Company by:
(i)	Ensuring the distinct roles and responsibilities of the Board and management are well understood and respected by both the Board and management;
(ii)	Setting the tone for the Board to foster ethical and responsible decision-making, appropriate oversight of management and best practices in corporate governance; and
(iii)	Fostering a spirit of respect, trust and collegiality among directors, and between the Board and management, where thoughtful, probative questions and thorough discussions are encouraged.
(d)	Managing relationships by:

(i)	Acting as a liaison between the Board and the CEO, and providing advice, counsel and mentorship to the CEO and to individual directors;
(ii)	Serving as a key interface between directors; and
(iii)	Engaging with shareholders, other stakeholders of the Company and the public where appropriate.
(e)	Ensuring the adoption of, and compliance with, procedures so that the Board effectively carries out its responsibilities in compliance with the mandate of the Board and conducts its work efficiently and independently from management.

Below is the attendance record for Board and committee meetings held since the beginning of the Company’s most recently completed financial year.

Name of Director	Board Meetings	Audit Committee Meetings(1)	Compensation Committee Meetings(2)	CGNC Meetings(3)	Technical Committee Meetings(4)
Mark Bailey	7/7		2/2		1/1
Alan Edwards	7/7		2/2	4/4	1/1
Anna El-Erian	7/7	6/6		4/4
James Harris	7/7	6/6	2/2	4/4
Allan Moss(5)	1/1
Michael Price	7/7	6/6			1/1
Stephen Scott	7/7				1/1
(1)	Audit Committee members are Anna El-Erian (chair), James Harris and Michael Price.
(2)	Compensation Committee members are James Harris (chair), Mark Bailey and Alan Edwards.
(3)	CGNC members are James Harris (chair), Alan Edwards and Anna El-Erian.
(4)	Technical Committee members are Alan Edwards (chair), Mark Bailey, Allan Moss, Michael Price and Stephen Scott. No Technical Committee meetings were held subsequent to Mr. Moss’s appointment to the Technical Committee on April 12, 2022.
(5)	One Board meeting was held subsequent to Mr. Moss’s appointment to the Board on April 12, 2022.

Board Mandate

The Board has adopted a written mandate, which is attached hereto as Appendix 1.

Position Description for CEO

The Board has adopted a written position description for the CEO, which sets out his or her specific duties and responsibilities. Generally, the CEO, who must be appointed by the Board and is directly accountable to the Board, is responsible for management of the day to day operation of the business of the Company and has primary accountability for the profitability and growth of the Company.

Orientation and Continuing Education

The Board provides ad hoc orientation for new directors.

The CGNC is responsible for encouraging and facilitating continuing education programs for all directors. The CGNC will also ensure that each director understands the role of the Board, its committees and its directors, and the basic procedures and operations of the Board. Board members are also given access to management and other employees and advisors, who can answer any questions that may arise.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for its directors, officers, employees and consultants, a copy of which may be obtained on the Company’s website at www.EntreeResourcesLtd.com or on SEDAR at www.sedar.com.

The CGNC is responsible for assisting the Board in dealing with conflict of interest issues as contemplated by the Code, reviewing and updating the Code periodically, ensuring that management has established a system to enforce the Code and reviewing management’s monitoring of the Company’s compliance with the Code.

Under the Code, members of the Board are required to disclose any conflict of interest or potential conflict of interest to the entire Board as well as any committee on which they serve. Directors are to excuse themselves from participation in any decision of the Board or a committee thereof in any matter in which there is a conflict of interest or potential conflict of interest. However, if the Board determines that a potential conflict of interest cannot be cured, the individual will be asked to resign from their position with the Company.

Directors are also required to comply with the relevant provisions of the Business Corporations Act regarding conflicts of interest.

The Board is committed to best practices in making timely and accurate disclosure of all material information and providing fair and equal access to material information. The Board has adopted a written Corporate Disclosure and Trading Policy to ensure that the Company and its directors, officers, employees and consultants satisfy the legal and ethical obligations related to the proper and effective disclosure of corporate information and the trading of securities with that information.

Standing Committees

The Board has four standing committees, namely the Audit Committee, the Compensation Committee, the CGNC and the Technical Committee. Their mandates and memberships are outlined below.

Audit Committee

The Audit Committee meets with the CEO and CFO of the Company and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed, subject to shareholder approval. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. The Audit Committee is composed of Anna El-Erian (chair), James Harris and Michael Price, all of whom are independent and financially literate (as defined in NI 52-110). The Board assessed the qualifications of Ms. El-Erian and has determined that Ms. El-Erian also qualifies as an “audit committee financial expert”, as such term is defined by applicable rules and regulations.

The Board has adopted a written position description for the chair of the Audit Committee. The chair is generally responsible for overseeing the Audit Committee in its responsibilities as outlined in the Audit Committee Charter. The chair’s duties and responsibilities include presiding at each meeting of the Audit Committee, referring specific matters to the Board in the case of a deadlock on any matter or vote, receiving and responding to all requests for information from the Company or the independent auditors, leading the Audit Committee in discharging its tasks and reporting to the Board on the activities of the Audit Committee.

The Company’s Annual Information Form for its financial year ended December 31, 2021 dated March 25, 2022 (the “AIF”), and the Company’s Annual Report on Form 40-F for its financial year ended December 31, 2021 filed with the United States Securities and Exchange Commission on EDGAR (the “Form 40-F”), contains additional disclosure regarding the Audit Committee. Please refer to the section of the AIF entitled “Standing Committees of the Board of Directors” on page 102 and the section of the Form 40-F entitled “Audit Committee” for further information.

Compensation Committee

The Compensation Committee is composed of James Harris (chair), Mark Bailey and Alan Edwards, all of whom are independent directors.

The primary objective of the Compensation Committee is to discharge the responsibilities of the Board relating to compensation and benefits of the executive officers and directors of the Company.

The Board has adopted a written position description for the chair of the Compensation Committee. The chair is generally responsible for overseeing the Compensation Committee in its responsibilities. The chair’s duties and responsibilities include presiding at each meeting of the Compensation Committee, leading the Compensation Committee in discharging its tasks and reporting to the Board on the activities of the Compensation Committee.

For additional information regarding the Compensation Committee, please see “Statement of Executive Compensation - Compensation Governance” above.

Technical Committee

The Technical Committee is composed of Alan Edwards (chair), Mark Bailey, Allan Moss, Michael Price and Stephen Scott, each of whom is a professional geologist or mining or geological engineer or otherwise has sufficient expertise to comprehend and evaluate technical issues associated with the Company’s properties. Mr. Edwards, Mr. Bailey, Mr. Moss and Dr. Price are independent directors. Mr. Scott is not independent by virtue of the fact that he is an executive officer of the Company.

The primary objective of the Technical Committee is to review and make recommendations to the Board regarding the approval of budgets, exploration programs and other activities related to the Company’s mining properties. The Board has adopted a Technical Committee Charter, which provides that the Technical Committee must have at least three members, at least one of whom is independent, and all of whom are engineers or geoscientists, or otherwise have sufficient expertise to comprehend and evaluate technical issues associated with the Company’s mining properties. The Technical Committee must meet at least one time per year.

The Board has adopted a written position description for the chair of the Technical Committee, who should be independent. The chair is generally responsible for overseeing the Technical Committee in its responsibilities. The chair’s duties and responsibilities include presiding at each meeting of the Technical Committee, leading the Technical Committee in discharging its tasks and reporting to the Board on the activities of the Technical Committee.

Corporate Governance and Nominating Committee (CGNC)

The CGNC is composed of James Harris (chair), Alan Edwards and Anna El-Erian, all of whom are independent directors.

The primary objective of the CGNC is to assist the Board in fulfilling its oversight responsibilities by: (a) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance guidelines; (b) reviewing the performance of the Board, Board members and Board committees; and (c) identifying individuals qualified to become Board and Board committee members and recommending such nominees to the Board for election or appointment. Pursuant to the written CGNC Charter, all members must have a working familiarity with corporate governance practices. The CGNC may form and delegate authority to subcommittees when appropriate and must meet not less frequently than one time per year.

The Board has adopted a written position description for the chair of the CGNC. The chair is generally responsible for overseeing the CGNC in its responsibilities. The chair’s duties and responsibilities include ensuring the independence of the Board in the discharge of its responsibilities, presiding at each meeting of the CGNC, leading it in discharging its tasks and reporting to the Board on its activities.

Board Assessment and Renewal

Each year the CGNC undertakes an assessment process to examine the size and composition of the Board, taking into consideration such factors as the skills and experience of each director, his or her age and tenure on the Board, and the benefits of Board diversity. It also identifies and assesses the necessary and desirable competencies and characteristics for Board membership and regularly assesses the extent to which those competencies and characteristics are represented on the Board.

The assessment process includes director reviews conducted through completion of an annual assessment questionnaire regarding the performance and effectiveness of the Board, each committee and each director, and one-on-one conversations between the Non-Executive Chair of the Board and the chair of the CGNC. The chair of the CGNC will have informal discussions with directors on a selective basis, as required, to fully understand any concerns raised or recommendations advanced in the assessment process, before reporting to and leading a discussion among the full Board. Based on the results of the assessment, the CGNC may recommend adjustments from time to time to ensure necessary and desirable competencies and characteristics are represented on the Board and the Board is of a size and composition that facilitates effective decision making.

The CGNC also identifies individuals qualified to become members of the Board, actively seeks out such individuals when there is a vacancy or when so directed by the Board and makes recommendations to the Board for the appointment or election of director nominees and for membership on committees of the Board.

In considering and identifying new directors for nomination, the CGNC will meet to identify the particular skills needed of new recruits. Among other things, the CGNC uses the results of its annual assessment together with input from the Non-Executive Chair of the Board and, if appropriate, the CEO, to determine the necessary attributes and experience required of a new member which would represent the best fit for the Board and future needs of the Company. Once a list of key attributes, skills and competencies for a potential new director is identified, the CGNC then creates a list of possible candidates for consideration and evaluation, which are then presented to the full Board for further discussion and evaluation. Only after rigorous discussion by the CGNC and the Board is a short-list of potential Board candidates created, following which the Board works together with the CGNC to develop the best plan to recruit the preferred candidate(s).

The Company has not adopted a mandatory retirement age for directors or imposed any restrictions on a director’s ability to stand for re-election. The Company is of the opinion that imposing such restrictions could put the Company at risk of losing directors who have an in-depth knowledge and understanding of the Company and its business, including the complex history behind the Company’s principal asset, the Entrée/Oyu Tolgoi joint venture property in Mongolia. This loss of knowledge and understanding would not necessarily be in the best interests of the Company or its shareholders. However, recognizing the need to balance experience with other criteria, the Board Diversity Policy provides that periodically, but at least once every three years, the Board will consider the need for and, if deemed necessary, implement a renewal program intended to achieve what the Board believes to be a desirable balance of skills, experience, expertise, gender, age and other diversity criteria.

In early 2022, following the annual assessment process and a recommendation from the CGNC, the Board implemented a renewal program to ensure that the composition of the Board will best serve the future needs of the Company. The Board appointed Allan Moss to the Board on April 12, 2022 and approved Teresa Conway and Paula Rogers as Board nominees for election at the Meeting to replace Mr. Bailey, Ms. El-Erian and Mr. Harris, who are not standing for re-election.

Director Nominee Skills Matrix

In identifying and considering potential new candidates for the Board when vacancies arise and as part of the Company’s ongoing Board succession plan, and when evaluating directors, the CGNC has access to a skills matrix it has developed to identify and assess the Board’s skills. The director nominees as a whole have the skills and experience shown in the following matrix.

DIRECTOR NOMINEE SKILLS MATRIX Skill/Experience	Number of Directors (/6)
	Extensive Experience	Some/Limited Experience
Public Company Board Experience Prior experience as a board member of a publicly listed company and knowledge of public company regulatory compliance.	5	-
Mining Industry Experience Knowledge of the mining industry, market and business imperatives, international regulatory environment and stakeholder management.	6	-
Mergers & Acquisitions Experience in mergers and acquisitions.	4	2
Mining Finance Experience in finance for the mining industry.	4	1
Joint Ventures Experience negotiating and operating in a joint venture environment.	4	-
International Experience Experience working in an organization that has business in one or more developing nations.	6	-
Dealing with Governments Experience in, or a good understanding of, the workings of governments and public policy domestically and internationally.	4	1
Executive Experience Experience working as a senior officer of a publicly listed company or major organization.	5	-
Legal Experience on legal matters with a publicly listed company or major organization including drafting and negotiating contracts, conducting financings, dealing with regulatory bodies on securities, corporate or other regulatory matters.	-	3
Corporate Governance Knowledge of good corporate governance practices and policies and experience in implementing them.	5	1
Financial Literacy The ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues faced by the Company, or experience in financial accounting and reporting and corporate finance (familiarity with internal financial controls, Canadian or US GAAP and/or IFRS).	5	-
Risk Management Experience in overseeing policies and processes to identify a resource company’s principal business risks and to confirm that appropriate systems are in place to mitigate these risks.	6	-
Royalty Company Experience Experience working inside or on the board of a royalty company.	2	1
U.S. Compliance Knowledge of U.S. compliance issues.	2	2

Business Judgment Track record of leveraging own experience and wisdom in making sound strategic and operational business decisions, demonstrates business acumen and a mindset for risk oversight.	6	-
Corporate Responsibility and Sustainable Development (ESG) Understanding and experience with corporate responsibility practices and the constituents involved in sustainable development policies.	4	2
Media Relations Experience in dealing with the media on matters relating to operations and public relations issues.	3	1
Human Resources Prior or current experience in executive compensation and the oversight of succession planning, talent planning and retention programs.	5	1

Representation of Women on the Board and in Executive Officer Positions

On May 25, 2015, the Company adopted a Board Diversity Policy, which confirms the Company’s commitment to achieving and maintaining diversity on the Board, with a specific emphasis on gender diversity. The Company recognizes and embraces the benefits of having a diverse Board that may draw on a variety of perspectives, skills, experience and expertise to facilitate effective decision making. The Company also views diversity at the Board level as an important element in strong corporate governance.

The Company recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Board. However, the Board Diversity Policy does not specifically call for the identification and nomination of women directors. Candidates will be recommended for appointment or election as directors based on merit considered against objective criteria, having due regard for the benefits of diversity. The Company believes other aspects of diversity must also be considered, including skills, experience, education, age, ethnicity, and geographical and cultural background, in order to ensure that the Board, as a whole, reflects a range of viewpoints, background, skills, experience and expertise.

New members of the Board are nominated, or recommended for the Board’s selection, by the CGNC. In fulfilling its responsibilities to identify individuals qualified to become members of the Board, the CGNC will consider (i) the independence of each nominee; (ii) the experience and background of each nominee; (iii) having a balance of skills for the Board and its committees to meet their respective mandates; (iv) the benefits of diversity on the Board, including gender diversity, as outlined in the Company’s Board Diversity Policy; (v) the level of representation of women on the Board, in order to support the specific objective of gender diversity; (vi) the past performance of directors being considered for re-election; (vii) applicable regulatory requirements; and (viii) such other criteria as may be established by the Board or the CGNC from time to time. No fixed targets or quotas relating to the representation of women on the Board have been adopted, although the CGNC is responsible for setting measurable objectives for promoting diversity, with a particular emphasis on gender diversity, and recommending them to the Board for approval on an annual basis. As at December 31, 2021 one of the six (May 12, 2022 - one of seven) directors on the Board is a woman (December 31, 2021 - 17%; May 12, 2022 - 14%). Two of the six nominees for election at the Meeting are women (33%).

The Company does not consider the level of women in executive officer positions when making executive officer appointments, and no fixed targets or quotas relating to the representation of women in executive officer positions have been adopted. The Board will consider candidates who have been selected based on the primary considerations of experience, skills, ability, education and compatibility with the Company’s corporate vision, values and principles, including the Company’s commitment to diversity. One of the Company’s three executive officers, namely the Vice President, Legal Affairs and Corporate Secretary, is a woman (33%).

Environmental, Social and Governance (ESG)

The Company is committed to the proper consideration and disclosure of environmental, social and governance (ESG) risks and opportunities. The Board, through the CGNC, provides oversight and ensures that material factors are identified, disclosed and integrated into the Company’s business strategy and business model to better enable the Company to manage risks and capture opportunities. While the Company’s joint venture partner, Oyu Tolgoi LLC, and project manager Rio Tinto have control over operational decisions on the Entrée/Oyu Tolgoi joint venture property, the Company is exposed to certain Oyu Tolgoi project ESG risks and opportunities by virtue of its carried minority interest in a portion of the project. The Company attempts to educate itself with respect to applicable Oyu Tolgoi project ESG factors, including by reviewing the public disclosure record of Turquoise Hill, which owns 66% of the shares of Oyu Tolgoi LLC, and through dialogue with its joint venture partner. The Company supports its joint venture partner and Rio Tinto in their efforts to manage ESG factors effectively to pursue sustainable resource development.

To the extent the Company may consider the acquisition of an interest in a new project, the Company will first undertake a thorough due diligence evaluation of the risks and opportunities of such project, including financial, technical, legal and ESG factors and the jurisdiction in which it is located, supported by third-party experts and consultants where appropriate.

APPOINTMENT OF AUDITOR

Shareholders will be asked to approve the re-appointment of Davidson & Company LLP, Chartered Professional Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. Davidson & Company LLP, Chartered Professional Accountants were first appointed on July 31, 1997.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed herein, no director or executive officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on the SEDAR and EDGAR websites at www.sedar.com and www.sec.gov under “Entrée Resources Ltd.”

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year. Shareholders may request copies of the Company’s financial statements and MD&A by e-mailing info@EntreeResourcesLtd.com or by contacting the Corporate Secretary at 604.687.4777.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVALS

The contents of this Information Circular and the sending of it to each shareholder entitled to receive notice of the annual general meeting, to each director of the Company, to the auditor of the Company, and to the appropriate governmental agencies, have been approved by the Company’s Board.

BY THE ORDER OF THE BOARD OF DIRECTORS OF

ENTRÉE RESOURCES LTD.

“Mark Bailey”	“Stephen Scott”
Mark Bailey, Non-Executive Chair of the Board	Stephen Scott, President and Chief Executive Officer

Vancouver, British Columbia
May 12, 2022

APPENDIX 1

ENTRÉE RESOURCES LTD.

MANDATE OF THE BOARD OF DIRECTORS

As adopted by the Board on April 15, 2008

and amended by resolution on December 21, 2009 and April 8, 2011.

I.       ROLE AND RESPONSIBILITIES

1.	The Board of Directors (the “Board”) is responsible for the stewardship of Entrée Resources Ltd. (the “Company”). This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.
2.	The Board is responsible for the adoption of a strategic planning process and the approval and review, at least annually, in an all-day in person strategy session to review the Company’s strategic business plan proposed by management, including a statement of the vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate. The plan and discussion which takes into account, among other things, the opportunities and risks of the business must be presented to the Board so as to provide enough time for management to resubmit and review the plan and incorporate a budget that takes into account the strategic objectives of the Company.
3.	The Board shall hold meetings at least four times a year.
4.	The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.
5.	The Board is responsible for the identification of the principal risks of the Company’s business and overseeing the implementation of appropriate systems to manage these risks.
6.	The Board is responsible for succession planning, including appointing, training and monitoring senior management and, in particular, the CEO.
7.	The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.
8.	The Board is responsible for the Company’s communication policies, which:
(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public;
(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure; and

(c)	are reviewed at least annually.
9.	The Board is responsible for the integrity of the Company’s internal control and management information systems.
10.	The Board is responsible for acting in accordance with all applicable laws, the Company’s Articles and the Company’s Code of Business Conduct and Ethics.
11.	The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Business Corporations Act (British Columbia). In exercising their powers and discharging their duties, each director shall:
(a)	act honestly and in good faith with a view to the best interests of the Company;
(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;
(c)	exercise independent judgement regardless of the existence of relationships or interests which could interfere with the exercise of independent judgement;
(i)	disclose to the Company, in writing or by having it entered in the minutes of meetings of directors, the nature and extent of any interest that the director has in a material contract or material transaction, whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and
(ii)	such director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the directors’ remuneration in that capacity, is for the directors’ indemnity or insurance or is a contract or transaction with an affiliate; and
(d)	demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.
12.	The Board and each individual director is responsible for making all reasonable efforts to attend meetings of the Board as required, and to review in advance all meeting materials distributed in connection therewith.
13.	The Board has the authority to appoint a managing director or to establish committees and appoint directors to act as managing director or to be members of these committees. The Board may not delegate to such managing director or committees the power to:
(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;
(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;
(c)	issue securities, except as specifically authorized by the directors;
(d)	issue shares of a series, except as specifically authorized by the directors;

(e)	declare dividends;
(f)	purchase, redeem or otherwise acquire shares issued by the Company;
(g)	pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;
(h)	approve a management proxy circular, take-over bid circular or directors’ circular;
(i)	approve financial statements to be put before an annual meeting of shareholders; and
(j)	adopt, amend or repeal bylaws.
14.	The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require. From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board. The following are the current committees of the Board:
(a)	the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and stock exchange rules. The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies;
(b)	the Corporate Governance and Nominating Committee, consisting of not less than three directors, each of whom must be an “unrelated” or “independent” director under applicable securities laws and stock exchange rules. The role of the Corporate Governance and Nominating Committee is to:
(i)	develop and monitor the effectiveness of the Company’s system of corporate governance;
(ii)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;
(iii)	develop and implement orientation procedures for new directors;
(iv)	assess the effectiveness of directors, the Board and the various committees of the Board;
(v)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and
(vi)	assist the Board in setting the objectives for the CEO and evaluating CEO performance;
(c)	the Compensation Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and stock exchange rules. The role of the Compensation Committee is to:

(i)	establish a remuneration and benefits plan for directors, senior management and other key employees;
(ii)	review the adequacy and form of compensation of directors and senior management;
(iii)	establish a plan of succession;
(iv)	undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and
(v)	make recommendations to the Board; and
(d)	the Technical Committee, which is comprised of at least three directors, one of whom is “unrelated” and “independent” under applicable securities laws and stock exchange rules. All of the members of the Committee must be an engineer or geoscientist, or otherwise have sufficient expertise to comprehend and evaluate the technical issues associated with the Company’s mining properties. The mandate of the Technical Committee is to review and make recommendations to the Board relating to the approval of budgets, exploration programs and other activities related to the Company’s mining properties.

II.       COMPOSITION

1.	From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.
2.	The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules. The determination of whether an individual director is “unrelated” or “independent” is the responsibility of the Board.
3.	If at any time the Company has a shareholder with the ability to exercise a majority of the votes for the election of the Board (a “Significant Shareholder”), the Board will include a number of directors who do not have interests in or relationships with either the Company or such Significant Shareholder and who fairly reflects the investment in the Company by shareholders other than such Significant Shareholder.
4.	The Board should, as a whole, have the following competencies and skills:
(a)	knowledge of the mining industry;
(b)	knowledge of current corporate governance standards;
(c)	technical and market knowledge sufficient to understand the challenges and risks associated with the development of the Company; and
(d)	financial and accounting expertise.

III.       PROCEDURES TO ENSURE EFFECTIVE OPERATION

1.	The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.

2.	If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities. If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.
3.	The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.
4.	An individual director may engage an external adviser at the expense of the Company in appropriate circumstances. Such engagement is subject to the approval of the Corporate Governance and Nominating Committee.
5.	The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.
6.	The Board shall institute procedures for receiving shareholder feedback.
7.	The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.
8.	The non-management directors shall meet at least twice yearly without any member of management being present.
9.	The Board sets appropriate limits on management’s authority. Accordingly, the following decisions require the approval of the Board:
(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) financial statements;
(b)	the approval of the annual budget;
(c)	any equity or debt financing, other than debt incurred in the ordinary course of business such as trade payables;
(d)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business;
(e)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business;
(f)	payment of dividends;
(g)	proxy solicitation material;
(h)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;
(i)	any material change to the business of the Company;
(j)	the appointment of members on any committee of the Board;
(k)	capital expenditures in excess of CAD$250,000 outside of the annual budget;

(l)	entering into any professional engagements where the fee is likely to exceed CAD$250,000 outside of the annual budget;
(m)	entering into any arrangements with banks or other financial institutions relative to borrowing (either on a term or revolving basis) of amounts in excess of CAD$250,000 outside the annual budget;
(n)	entering into any guarantee or other arrangement (other than with a subsidiary of the Company) such that the Company is contingently bound financially or otherwise in excess of CAD$50,000 other than product guarantees outside the annual budget;
(o)	the appointment or discharge of any senior officer of the Company;
(p)	entering into employment contracts with any senior officers; and
(q)	initiating or defending any lawsuits or other legal actions.
10.	The Board, together with the CEO and with the assistance of the Corporate Governance and Nominating Committee, shall develop position descriptions for the CEO. The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.